Management's Discussion and Analysis
For the three and nine months ended September 30, 2019

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko” or the “Company”) and its subsidiaries for the three and nine months ended September 30, 2019 should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2019. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of November 6, 2019, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward- Looking Statements” section.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Description of the Business

Osisko Gold Royalties Ltd is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects, mainly in Canada. The Company owns a North American focused portfolio of over 135 royalty, stream and offtake interests, including the following cornerstone assets: a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, a sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine and a 9.6% diamond stream on the Renard diamond mine, all located in Canada, as well as a 100% silver stream on the Mantos Blancos copper mine in Chile. Furthermore, the Company invests in equities of exploration and development companies. The Company has recently announced the acquisition of Barkerville Gold Mines Ltd. (“Barkerville”), which owns the Cariboo Gold project in British Columbia, Canada.

Business Model and Strategy

Osisko is a growth-oriented and Canadian-focused precious metal royalty and streaming company that is focused on maximizing returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders through a quarterly dividend payment and share repurchases. Osisko has a unique growth strategy that consists not only of acquiring and structuring both producing and late-stage development royalty and stream products, but also of investing in longer term assets where the Company feels it is uniquely positioned to create value and realize returns through the development of these assets. The Company has a successful track-record of strong technical capabilities, which it puts to work creating its own pipeline of organic growth opportunities that provide exposure to the upside of commodity prices and to the optionality of mineral reserve and resource growth.

Osisko’s main focus is on high quality, long-life precious metals assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Highlights – Third Quarter of 2019

  Gold equivalent ounces (“GEOs1”) earned of 18,123 (compared to 20,006 GEOs in Q3 20182);
  Record cash flows provided by operating activities of $28.3 million (compared to $20.6 million in Q3 2018);
  Revenues from royalties and streams of $33.9 million (compared to $31.4 million in Q3 2018);
  Net loss of $45.9 million, $0.32 per basic share (compared to net earnings of $5.5 million, $0.04 per basic share in Q3 2018), reflecting impairment of stream and offtake interests of $60.8 million and impairment of net investment in an associate of $12.5 million for total impairment charges of $73.3 million ($59.0 million, net of income taxes);
  Adjusted earnings3 of $17.5 million, $0.12 per basic share (compared to $5.7 million, $0.04 per basic share in Q3 2018);
  Closed the second tranche of the share repurchase with Betelgeuse LLC ("Orion") (5,066,218 common shares acquired for $71.4 million, for a total of 12,385,717 common shares acquired from Orion for $174.6 million and subsequently cancelled), reducing Orion’s current ownership of Osisko’s issued and outstanding common shares to 6.1%;
  Enhanced its silver stream on the Mantos Blancos mine by investing US$25.0 million and reducing the ongoing transfer price payments per ounce from 25% to 8% of the spot silver price, cancelling the buy-down option and increasing the tail stream from 30% to 40% of payable silver after 19.3 million ounces of refined silver have been delivered;
  Sold the Brucejack gold offtake to Pretium Exploration Inc. for US$41.3 million (US$30.2 million paid on September 30, 2019 and US$10.1 million to be paid on November 30, 2019);
  The Eagle gold mine operated by Victoria Gold Corp. and on which Osisko holds a 5% net smelter return ("NSR") royalty announced its first gold pour in September,;
  Announced a definitive agreement with Barkerville, owner of the Cariboo gold project, pursuant to which Osisko has agreed to acquire all of the issued and outstanding common shares of Barkerville that it does not currently own;
____________________________________
1

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the Portfolio of Royalty, Stream and Other Interests section for average metal prices used.

2	Three months ended September 30, 2018 or third quarter of 2018 (“Q3 2018”).
3

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management’s Discussion and Analysis.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

  Increased its credit facility from $350.0 million to $400.0 million and extended the maturity date by one year to November 14, 2023; and
  Declared a quarterly dividend of $0.05 per common share paid on October 15, 2019 to shareholders of record as of the close of business on September 30, 2019.

Highlights – Subsequent to September 30, 2019

  Completed a credit bid transaction with Stornoway Diamond Corporation (“Stornoway“) alongside other secured creditors, allowing Osisko to maintain its 9.6% diamond stream on the Renard mine;
  Declared a quarterly dividend of $0.05 per common share payable on January 15, 2020 to shareholders of record as of the close of business on December 31, 2019; and
  Recommenced purchases under the normal course issuer bid and acquired a total of 131,400 common shares for $1.6 million (average acquisition price of $12.42 per common share) between October 1, 2019 and November 6, 2019.

Proposed Acquisition of Barkerville and Creation of North Spirit Discovery Group

On September 23, 2019, Osisko announced that it has entered into a definitive agreement with Barkerville pursuant to which Osisko has agreed to acquire all of the issued and outstanding common shares of Barkerville that it does not currently own, by way of a plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia).

Under the terms of the Arrangement, each shareholder of Barkerville (excluding Osisko) will receive 0.0357 (the "Exchange Ratio") of a common share of Osisko for each common share of Barkerville held (approximately 13.5 million common shares of Osisko are expected to be issued). The Exchange Ratio implies consideration of $0.58 per Barkerville share, based on the closing price of Osisko shares on the Toronto Stock Exchange (TSX) on September 20, 2019, representing a 44% premium based on both companies’ trailing 20-day volume weighted average price as at September 20, 2019. The Exchange Ratio implies a total equity value of approximately $338.0 million on a fully-diluted in the money basis, inclusive of Barkerville shares held by Osisko. The Arrangement will require the approval of Barkerville shareholders at a special meeting scheduled to be held on November 15, 2019. On November 5, 2019, Barkerville announced that Institutional Shareholders Services Inc. and Glass Lewis and Co., LLC, both independent proxy advisory firms that provide voting recommendations for institutional investors, have recommended that Barkerville shareholders vote for the Arrangement.

The acquisition of Barkerville is expected to bring the main following benefits to Osisko shareholders:

  Greater exposure to a unique, high quality advanced development project in Canada with world-class potential;
  Allows Osisko to drive the development strategy and provides greater certainty with respect to the timeline to production for the Cariboo project;
  Ability to achieve stronger shareholder returns through full ownership and control, as compared to Osisko’s current equity position in a Barkerville stand-alone development scenario;
  Meaningfully accretive on a net asset value basis for Osisko;
  Further enhances Osisko’s peer leading growth profile; and
  Substantially increases cash flow and net asset value contribution from Canada.

Upon completion of the transaction, which is expected to occur during the fourth quarter of 2019, current Osisko and Barkerville shareholders will hold approximately 91% and 9% of Osisko shares outstanding, respectively, based on the number of common shares outstanding as at September 30, 2019.

Concurrent to the Arrangement, Osisko announced the creation of North Spirit Discovery Group, its new project development platform. North Spirit Discovery is the next step in the evolution of Osisko’s accelerator business that Osisko pioneered over the last five years, with the goal of privatizing and surfacing value in resource development projects. Through this platform, Osisko will leverage its industry-leading technical team with a proven track record of creating value through resource discovery, project development and mine operation. North Spirit Discovery Group aims to become a leading resource development and finance company with the assistance of joint venture partners and/or private equity capital.

Credit Bid Transaction - Renard Diamond Mine

On September 9, 2019, Osisko announced that it has entered into a letter of intent (“LOI”) with Stornoway Diamond Corporation and certain of its subsidiaries (“Stornoway”) alongside other secured creditors, including Diaquem Inc., a wholly-owned subsidiary of Ressources Québec Inc. (collectively the “Secured Creditors”).

Under the terms of the LOI, Osisko and the Secured Creditors have confirmed their intention to form an entity which will acquire by way of a credit bid transaction all or substantially all of the assets and properties of Stornoway, and assume the debts and liabilities owing to the Secured Creditors as well as the ongoing obligations relating to the operation of the Renard mine, subject to certain limited exceptions (“Credit Bid Transaction”).

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Pursuant to the Credit Bid Transaction, Osisko will maintain its 9.6% diamond stream on the Renard mine and will continue to receive stream deliveries, and has agreed to reinvest its proceeds from the stream for a period of one year from the date of closing of the Credit Bid Transaction. As of September 30, 2019, an amount of $3.5 million was advanced from the proceeds of the stream deliveries and is included in short-term investments.

In connection with the Credit Bid Transaction, Stornoway has applied on September 9, 2019 to the Superior Court of Quebec (Commercial Division) for protection under the Companies’ Creditors Arrangement Act in order to restructure its business and financial affairs.

Concurrently with entering into the LOI, Osisko and certain of the Secured Creditors have entered into a definitive and binding working capital facility agreement with Stornoway providing for a working capital facility in an initial amount of $20.0 million, which facility is secured by a priority charge over the assets of Stornoway. Osisko’s attributable portion of the working capital facility will be approximately $7.0 million, of which $2.5 million was advanced as of September 30, 2019. The working capital facility provides the financing and liquidity required to ensure that the Renard mine continues to operate in an uninterrupted manner.

The Credit Bid Transaction was closed on November 1, 2019 and Osisko became a 35.1% shareholder of the company now holding the Renard diamond mine, which will be considered as an associate from that date.

Orion Transaction

On June 25, 2019, Osisko announced that Betelgeuse LLC, a jointly owned subsidiary of certain investment funds managed by Orion Resource Partners, had entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase, on a bought deal basis, an aggregate of 7,850,000 common shares of the Company held by Orion (the “Secondary Offering“) at an offering price of $14.10 per common share (the “Secondary Offering Price“). Osisko did not receive any of the proceeds of the Secondary Offering. Orion had granted the underwriters an over-allotment option (the “Over-Allotment Option”), exercisable at any time up to 30 days from and including the date of closing of the Secondary Offering, to purchase up to 1,177,500 additional common shares, at the Secondary Offering Price. The Secondary Offering was closed on July 11, 2019 and the Over-Allotment Option was exercised in full by the underwriters on July 18, 2019.

In a concurrent transaction, Osisko has agreed to purchase for cancellation 12,385,717 of its common shares from Orion (the “Share Repurchase“), for an aggregate purchase price paid by Osisko to Orion of $174.6 million. The purchase price per common share to be paid by Osisko under the Share Repurchase was determined to be the Secondary Offering Price. Payment from Osisko to Orion consisted of a combination of cash ($129.5 million) and the direct transfer of investments in associates and other investments held by Osisko ($45.1 million). In a concurrent transaction, Osisko has also agreed to sell to separate entities managed by Orion Resource Partners certain other equity securities held by Osisko for cash. The Share Repurchase resulted in an 8% reduction in basic common shares outstanding.

The main benefits of the Share Repurchase transaction are:

  An 8% reduction in the number of Osisko’s issued and outstanding common shares at an attractive price, resulting in an immediate positive impact on Osisko’s earnings per share and cash flow per share;
  Monetization of certain less liquid equity positions held by Osisko;
  Overall reduction in the weight of Osisko’s equity portfolio in relation to the overall size of the business; and
  Reduction in expected annual dividend payments by $2.5 million.

On June 28, 2019, Osisko and Orion completed the first tranche of the Share Repurchase. A total of 7,319,499 common shares of Osisko were acquired from Orion and subsequently cancelled. A portion of the purchase price of $103.2 million for the first tranche of the Share Repurchase was paid in cash (from the sale of all of the common shares held by Osisko in Dalradian Resources Inc. (“Dalradian”) to another entity managed by Orion Resource Partners) and a portion was paid in the form of the transfer from Osisko to Orion of investments in associates and other investments.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

The second tranche of the Share Repurchase closed on July 15, 2019 for the acquisition and cancellation of 5,066,218 common shares of Osisko. The purchase price of $71.4 million was paid in cash (from the sale of all of the common shares held by Osisko in Victoria Gold Corp. (“Victoria”) to another entity managed by Orion Resource Partners). Upon closing of the transactions, Orion’s ownership of Osisko’s issued and outstanding common shares was reduced to 6.2%. The transaction costs related to the Share Repurchase and Secondary Offering were reimbursed by Orion.

		First Tranche	Second Tranche
Company	Settlement	Value	Value
Dalradian Resources Inc. (other investment)	Cash	$58.1 million	-
Victoria Gold Corp. (associate)	Cash	-	$71.4 million
Aquila Resources Inc. (associate)	Transfer	$9.7 million	-
Highland Copper Company Inc. (associate)	Transfer	$3.0 million	-
Other investments	Transfer	$32.4 million	-
		$103.2 million	$71.4 million

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned from Osisko’s producing royalty, stream and other interests:

		Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018

Gold
Canadian Malartic royalty	7,916	8,930	24,666	26,018
Éléonore royalty	1,568	2,003	5,584	5,437
Seabee royalty(1)	859	691	2,418	2,510
Island Gold royalty	545	449	1,438	1,105
Pan royalty	416	215	1,168	602
Brucejack offtake(2)	372	361	1,216	1,262
Lamaque royalty	353	26	824	217
Matilda stream/offtake(3)	187	295	678	749
Vezza royalty	78	379	599	1,020
Bald Mountain royalty	25	493	326	1,304
Bonanza Ledge royalty	-	309	15	394
Other	89	94	247	946
	12,408	14,245	39,179	41,564
Silver
Mantos Blancos stream	1,650	1,650	4,359	4,837
Sasa stream	974	1,177	2,992	3,506
Gibraltar stream	452	432	1,418	1,242
Canadian Malartic royalty	101	135	335	404
Other	105	102	300	255
	3,282	3,496	9,404	10,244

Diamonds
Renard stream	1,998	1,578	7,151	6,523
Other	29	44	171	222
	2,027	1,622	7,322	6,745
Other metals
Kwale royalty	401	638	1,595	1,977
Other	5	5	27	18
	406	643	1,622	1,995

Total GEOs	18,123	20,006	57,527	60,548

(1)	The Seabee royalty was paid in cash up to the first quarter of 2018.
(2)	The Brucejack offtake was sold on September 15, 2019.
(3)	The Matilda offtake was converted in a stream effective April 1, 2018.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

GEOs by Product

The following table details the gold and silver ounces and the diamond carats attributable to Osisko for its main producing royalty, stream and other interests:

		Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018

Royalties and streams – Gold
(in ounces)
Canadian Malartic royalty	7,916	8,930	24,666	26,018
Éléonore royalty	1,568	2,003	5,584	5,437
Seabee royalty(1)	859	691	2,418	2,510
Island Gold royalty	545	449	1,438	1,105
Vezza royalty	78	379	599	1,020
Matilda stream/offtake(2)	187	295	678	749

Royalties and streams – Silver
(in ounces)
Mantos Blancos stream	143,122	133,307	375,868	385,500
Sasa stream	84,451	95,065	257,488	279,384
Gibraltar stream	39,237	34,879	121,980	98,952
Canadian Malartic royalty	9,327	10,917	29,672	32,189

Streams – Diamonds
(in carats)
Renard stream(3)	40,861	23,805	126,333	85,540

(1)	The Seabee royalty was paid in cash up to the first quarter of 2018.
(2)	The Matilda offtake was converted in a stream effective April 1, 2018.
(3)	Including the incidental carats sold outside of the run of mine sales.

Average Metal Prices and Exchange Rate

		Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018

Gold(1)	$1,472	$1,213	$1,364	$1,282
Silver(2)	$17	$15	$16	$16

Exchange rate (US$/Can$)(3)	1.3204	1.3070	1.3292	1.2876

(1)	The London Bullion Market Association’s pm price in U.S. dollars.
(2)	The London Bullion Market Association’s price in U.S. dollars.
(3)	Bank of Canada daily rate.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Royalty, Stream and Other Interests Portfolio Overview

Osisko owns a portfolio of 136 royalties, streams and offtakes assets, as well as 39 royalty options. The portfolio consists of 123 royalties, 9 streams and 4 offtakes. Currently, the Company has 16 producing assets.

Portfolio by asset stage

				Total number
Asset stage	Royalties	Streams	Offtakes
				of assets

Producing	10	5	1	16
Development (construction)	6	4	2	12
Exploration and evaluation	107	-	1	108
	123	9	4	136

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America

Canadian Malartic	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au	Canada

Éléonore	Newmont Goldcorp Corporation	2.0-3.5% NSR royalty	Au	Canada

Eagle(1)	Victoria Gold Corp.	5% NSR royalty	Au	Canada

Renard (2)	Stornoway Diamond Corporation	9.6% stream	Diamonds	Canada

Gibraltar	Taseko Mines Limited	75% stream	Ag	Canada

Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Island Gold	Alamos Gold Inc.	1.38-2.55% NSR royalty	Au	Canada

Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% NSR royalty	Au	USA

Pan	Fiore Gold Ltd.	4% NSR royalty	Au	USA

Parral	GoGold Resources Inc.	100% offtake	Au, Ag	Mexico

Lamaque South	Eldorado Gold Corporation	0.85% NSR royalty(3)	Au	Canada

Outside of North America

Mantos Blancos	Mantos Copper S.A.	100% stream	Ag	Chile

Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia

Kwale	Base Resources Limited	1.5% GRR(4)	Rutile, Ilmenite, Zircon	Kenya

Brauna	Lipari Mineração Ltda	1% GRR(4)	Diamonds	Brazil

Matilda	Blackham Resources Limited	1.65% stream	Au	Australia

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Key development / exploration and evaluation assets

Asset	Operator	Interest	Commodities	Jurisdiction

Amulsar	Lydian International Ltd.	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia

Amulsar	Lydian International Ltd.	81.9% offtake	Au	Armenia

Back Forty	Aquila Resources Inc.	18.5% Au / 75% Ag streams	Au, Ag	USA

Horne 5	Falco Resources Ltd.	90%-100% stream	Ag	Canada

Malartic – Odyssey South	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au	Canada

Malartic – Odyssey North	Agnico Eagle Mines Limited Yamana Gold Inc.	3% NSR royalty	Au	Canada

Cariboo	Barkerville Gold Mines Ltd.	4% NSR royalty(5), (6)	Au	Canada

Windfall Lake	Osisko Mining Inc.	1.5% NSR royalty	Au	Canada

Hermosa	South 32 Limited	1% NSR royalty	Zn, Pb, Ag	USA

Spring Valley	Waterton Global Resource Management	0.5% NSR royalty	Au	USA

Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada

Copperwood	Highland Copper Company Inc.	3% NSR royalty(7)	Ag, Cu	USA

Marban	O3 Mining Inc.	0.425% NSR royalty	Au	Canada

Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru

Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada

Altar	Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina

(1)	The Eagle gold mine poured it first gold bar in September 2019.
(2)	Osisko became a 35.1% shareholder of the Renard diamond mine on November 1, 2019 (refer to section Credit Bid Transaction - Renard Diamond Mine).
(3)

Eldorado Gold Corporation had an option to buy back 50% of the Lamaque South NSR royalty for $1.7 million within one year of the commencement of commercial production, which was exercised and paid in July 2019, resulting in a remaining NSR royalty of 0.85% to Osisko.

(4)	Gross revenue royalty (“GRR”).
(5)	Osisko has the option to acquire an additional 1% NSR royalty on the Cariboo property for additional cash consideration of $13.0 million.
(6)	Including the Bonanza Ledge mine that has produced gold in 2018.
(7)

3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Producing Assets

NORTH AMERICA
GIBRALTAR
75% Ag Stream
SEABEE
3% NSR
ÉLÉONORE
2-3.5% NSR
RENARD
9.6% Diamond Stream
EAGLE
5% NSR
LAMAQUE
0.85% NSR
BALD MOUNTAIN
1-4% NSR
CANADIAN MALARTIC
5% NSR
PAN MINE
4% NSR
PARRAL
100% Au, Ag Offtake
ISLAND GOLD
1.38-2.55% NSR
SOUTH AMERICA
MANTOS
100% Ag Stream
BRAUNA
1% GRR
OTHERS
- SASA 100% Ag Stream
- KWALE 1.5% GRR
- MATILDA 1.65% Au Stream

Geographical Distribution of Assets

103
6
3
2
9
13

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Canadian Malartic Royalty (Agnico Eagle Mines Limited and Yamana Gold Inc.)

One of the Company’s cornerstone assets is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the “Partnership”) formed by Agnico Eagle Mines Limited (“Agnico Eagle”) and Yamana Gold Inc. (“Yamana”) (together the “Partners”). Canadian Malartic is Canada’s largest and the world’s 14th largest producing gold mine.

Osisko also holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South zone, which are located adjacent to the Canadian Malartic mine on Osisko’s royalty ground.

On February 14, 2019, Agnico Eagle reported that the Partnership is evaluating the potential for underground mining of the Odyssey deposit and East Malartic deposit, which lies on the Canadian Malartic mine property, from surface to a depth of 600 metres. These deposits could provide higher grade tonnes that could potentially supplement open pit production at Canadian Malartic. The Partners reported that Odyssey contains inferred mineral resources of 809,000 ounces of gold (11.5 million tonnes grading 2.19 grams per tonne (“g/t”) Au); and East Malartic has indicated mineral resources of 361,000 ounces gold (5.3 million tonnes grading 2.13 g/t Au) and inferred mineral resources of 1.4 million ounces of gold (22.0 million tonnes grading 1.98 g/t Au). Drilling is ongoing to extend and upgrade the mineral resources in these zones. The permit and Certificate of Authorization was received in December 2018, which allows for the development of an underground ramp at Odyssey.

Update on operations

In February 2019, Agnico Eagle released its increased guidance for gold production at the Canadian Malartic mine to 660,000 ounces in 2019, and 690,000 to 710,000 in 2020 and 2021, as higher grades from the Barnat pit are expected to increase production.

On October 23, 2019, Agnico Eagle reported that gold production in the third quarter of 2019 reached 163,146 ounces, compared to 177,204 ounces in the corresponding period of 2018. The decrease in 2019 is due to lower grades, partially offset by higher throughput and slightly higher recoveries.

Work on the Barnat extension project is proceeding on budget and on schedule. The Highway 117 road deviation was completed in the third quarter of 2019 and the new road opened for traffic in early October. As a result of the completion of the highway deviation, overburden stripping has been accelerated and drilling and blasting activities to access the first production bench is ongoing.

Agnico Eagle reported that the Partnership is evaluating the underground potential of several gold deposits close to the Canadian Malartic/Barnat open pit. These include the East Malartic, Sladen, South Sladen, Sheehan, Odyssey North and Odyssey South zones, located under and immediately east of the pit, extending approximately 2.5 kilometres to the east.

Drilling this year at East Gouldie, which lies south of the main East Malartic shear and dips north, has yielded a number of positive intercepts as per Yamana. Results indicate that the East Gouldie, East Malartic, and Sladen zones are converging at depth, increasing the level of confidence in the economic potential of overall mineral resource below 1,000 metres and, as such, contributed to the new disclosure of the updated mineral resource figures for East Malartic at year-end 2018. The deeper portions of both zones are currently being investigated with ongoing deep drilling.

Among the more notable results are the two discovery holes drilled in late 2018: MEX18-121, which intersected 3.1 g/t of gold over 28.0 metres (estimated true width), and MEX18-108AC, which intersected 5.5 g/t of gold over 18.1 metres (estimated true width), as well as MEX18-127W, which intersected 8.1 g/t of gold over 26.6 metres (estimated true width). Follow-up drilling in 2019 has continued to outline additional gold mineralization, highlighted by holes MEX19-140, which intersected 7.2 g/t of gold over 9.0 metres (estimated true width), and MEX19-139, which intersected 5.1 g/t of gold over 25.2 metres (estimated true width).

Mineralization at East Gouldie has been intercepted by drilling along 1,200 metres of strike over up to a 700-metre vertical extent, including across wide intercepts as demonstrated by the examples noted above. Drilling is ongoing and a preliminary inferred mineral resource is expected by year-end 2019.

The Partnership expects to spend $11.2 million for 77,000 metres of exploration and conversion drilling at the Canadian Malartic property in 2019, focused on increasing the known mineralization.

For more information, refer to Agnico Eagle’s press release dated February 14, 2019 entitled “Agnico Eagle Reports Fourth Quarter and Full Year 2018 Results - Three-Year Guidance Outlines Growing Production with Stable to Declining Unit Costs; Meliadine Mill Commissioning Underway with Project Ahead of Schedule and Under Budget; Year-Over-Year Increase in Mineral Reserves and Mineral Resources; Quarterly Dividend Increased”, Yamana’s press release dated September 9, 2019 entitled “Yamana Gold Provides Exploration Update on the Canadian Malartic Mine; Announces Discovery of East Gouldie Zone” and Agnico Eagle’s press release dated October 23, 2019 entitled “Agnico Eagle Reports Third Quarter 2019 Results; Record Quarterly Gold Production; Amaruq Declares Commercial Production; Free Cash Flow Generation Drives 40% Increase in Dividend; Exploration Drilling Continues to Advance Mine Site and Pipeline Projects”, all filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Éléonore Royalty (Newmont Goldcorp Corporation)

Osisko owns a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore gold property located in the Province of Québec and operated by Newmont Goldcorp Corporation (“Newmont Goldcorp”), following the combination of Newmont Mining Corporation and Goldcorp Inc. (“Goldcorp”) completed in April 2019. Osisko currently receives an NSR royalty of 2.2% on production at Éléonore.

Update on operations

On November 5, 2019, Newmont Goldcorp reported gold production of 82,000 ounces at the Éléonore mine for the third quarter of 2019.

Newmont Goldcorp reported in its conference call presentation for the first quarter of 2019 earnings that the objectives for the Éléonore mine in the second half of 2019 is to optimize development and mining rates and increase mill throughput and recoveries.

On February 13, 2019, Goldcorp had reported that the mine achieved sustainable mining rates of over 6,100 tonnes per day (“tpd”) in November and 6,600 tpd in December of 2018, in line with targeted annual gold production of 400,000 ounces.

On October 24, 2018, Goldcorp had updated its mineral reserve and resource estimates for the Éléonore mine as at June 30, 2018. Proven and probable gold mineral reserves as of June 30, 2018 totaled 3.3 million ounces (17.8 million tonnes grading 5.69 g/t Au). Measured and indicated gold mineral resources as of June 30, 2018 were estimated at 0.5 million ounces (3.2 million tonnes grading 5.03 g/t Au). Inferred gold mineral resources as of June 30, 2018 were estimated at 0.59 million ounces (3.2 million tonnes grading 5.76 g/t Au).

For additional information, please refer to Newmont Goldcorp’s second quarter report,  Newmont Goldcorp’s presentations for the first and second quarters of 2019 earnings conference calls, Goldcorp’s press release dated October 24, 2018 entitled “Goldcorp Reports 2018 Reserve And Resource Estimates And Provides Exploration Update”, Goldcorp’s press release dated February 13, 2019 entitled “Goldcorp Reports Fourth Quarter 2018 Results”, and Newmont Goldcorp’s Management’s Discussion and Analysis of Financial Condition and Results or Operations for the three and nine months ended September 30, 2019, all available on Newmont Goldcorp’s website at www.newmontgoldcorp.com.

Renard Stream (Stornoway Diamond Corporation)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway.

Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment which equals to the lesser of 40% of achieved sales price and US$40 per carat. For the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine (“ROM”) diamonds (the excess small diamonds, or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

A continued downward pressure on the market price for rough diamonds has inhibited Stornoway’s ability to generate positive free cash flow in 2019. To address this situation, Stornoway took a series of significant actions to preserve its liquidity, including, among other things, a bridge financing with certain secured lenders described below, cost reductions of $18.0 million to $20.0 million for fiscal year 2019, to be implemented over the course of the year, and the initiation of a strategic review.

Credit Bid Transaction

On September 9, 2019, Osisko announced that it has entered into a LOI with Stornoway alongside other secured creditors, including Diaquem Inc., a wholly-owned subsidiary of Ressources Québec Inc. The proposed transaction is described in the section Credit bid transaction – Renard diamond mine of this MD&A.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Update on operations

On January 16, 2019, Stornoway reported that it expects to produce between 1.8 and 2.1 million carats in 2019 from the processing of 2.40 to 2.55 million tonnes of ore. 2019 production guidance reflects the steady-state operations at the 290 meter level of Renard 2 underground mine and improvement in grades demonstrated in the fourth quarter of 2018, with further operational flexibility and grade increases expected once Renard 3 underground ore becomes available. Between 1.80 and 2.10 million carats are expected to be sold in 8 tender sales.

For the nine months ended September 30, 2019, Osisko incurred an impairment charge of $86.1 million ($63.2 million, net of income taxes) on its Renard diamond stream (refer to section Impairment of Assets).

For additional information, please refer to Stornoway’s press release dated January 16, 2019 entitled “Stornoway Announces Fourth Quarter and 2018 Production and Sales Results, and 2019 Guidance”, filed on SEDAR at www.sedar.com.

Dublin Gulch Property Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which holds the Eagle Gold mine, owned and operated by Victoria. The Dublin Gulch gold property is situated in central Yukon Territory, Canada, approximately 375 kilometers north of the capital city of Whitehorse, and approximately 85 kilometers from the town of Mayo. The property is accessible by road year-round, and is linked to Yukon Energy's electrical grid. The property covers an area of approximately 555 km2 and is the site of the company's Eagle Gold deposit. The Eagle Gold mine poured its first gold on September 18, 2019. The Eagle and Olive deposits include proven and probable reserves of 2.7 million ounces of gold from 123.0 million tonnes of ore with a grade of 0.67 g/t Au, as outlined in a National Instrument 43-101 feasibility study entitled Report for the Eagle Gold Project and dated October 26, 2016. The NI 43-101 Mineral Resource for the Eagle and Olive deposits has been estimated, as at December 5, 2018, to host 208.0 million tonnes averaging 0.66 g/t Au, containing 4.4 million ounces of gold in the measured and indicated category, inclusive of proven and probable reserves, and a further 20 million tonnes averaging 0.64 g/t Au, containing 0.4 million ounces of gold in the inferred category.

On October 9, 2019, Victoria announced that ramp-up of operations at the Eagle Gold mine continues to meet budget parameters. As at the end of September 2019, approximately 5.4 million tonnes of material had been mined, including 1.7 million tonnes of ore and 3.7 million tonnes of waste. 1.1 million tonnes of ore had been crushed, conveyed and stacked on the heap leach pad. Ore gold grade to the pad is achieving expectations and early grade reconciliations are in-line with the mine plan.

On October 8, 2019, Victoria made its first shipment of doré from the Eagle Gold mine to be delivered to the Royal Canadian Mint for refining. The shipment contained 2,450 ounces of doré comprising 83.3% gold and 8.7% silver. Osisko received its first delivery under the royalty agreement in October 2019 for over 100 ounces of gold.

Mantos Blancos Stream (Mantos Copper S.A.)

Osisko owns a 100% silver stream on the Mantos Blancos mine, which is owned and operated by Mantos Copper S.A. (“Mantos”), a private mining company focused on the extraction and sale of copper. The company owns and operates the Mantos Blancos mine and Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile.

On September 3, 2019, Osisko announced that it has entered into a definitive agreement with Mantos to enhance its existing silver purchase agreement (the “Amended Stream Agreement”) with respect to 100% of the silver produced from the Mantos Blancos copper mine by investing an additional US$25.0 million ($33.4 million). The stream amendment transaction is part of a comprehensive US$250.0 million financing package entered into by Mantos to expand the project’s sulphide concentrator plant. Under the Amended Stream Agreement, Osisko will receive 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered, after which the stream percentage will be 40% (30% prior to the amendment). The purchase price for the silver under the Mantos Blancos stream is 8% (25% prior to the amendment) of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to Osisko Bermuda Limited (“OBL”), a subsidiary of Osisko. Mantos had the option to reduce the amount of refined silver to be delivered and sold to OBL by 50% in September 2020, which was cancelled as part of the amendment.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Update on operations

As per Mantos, production of silver at the Mantos Blancos mine and concentrator plant for the third quarter of 2019 was higher than the second quarter at 221,164 ounces compared to 141,731 ounces, due to higher grades (8.13 g/t Ag vs 5.25 g/t Ag) and higher recovery rates (77.9% vs 72.1%), offsetting lower material milled.

Work on the Mantos Blancos Concentrator Debottlenecking Project (“MB-CDP”) commenced during the third quarter of 2019, after the financing was finalized. The MB-CDP project should increase processing capacity at the concentrator by approximately 70%. The key environmental permits are in place.

Brucejack Offtake (Pretium Resources Inc.)

Osisko owned a 50% gold offtake on the Brucejack gold mine. The Brucejack offtake agreement applied to the sales from the first 7,067,000 ounces (of which 3,533,500 ounces were attributable to OBL) of refined gold. OBL was required to pay for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. The offtake obligation applied to 100% (50% attributable to OBL) of refined gold produced at the Brucejack mine, subject to the following reduction election: on December 31, 2019, Pretium has the option to reduce the offtake obligation to either (i) 50% (25% attributable to OBL) by paying US$13 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to OBL) by paying US$13 per ounce multiplied by 0.75, on the remaining undelivered gold ounces.

On September 15, 2019, OBL sold back its Brucejack offtake to the operator of the mine for US$41.3 million ($54.8 million) and generated a gain on the sale of US$5.8 million ($7.6 million).

Sasa Stream (Central Asia Metals plc)

Osisko owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc (“Central Asia”) and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. OBL’s entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased annually from 2017, based on inflation.

Update on operations

On October 8, 2019, Central Asia reported sales of 254,617 ounces of payable silver in the first nine months of 2019, including 84,994 ounces in the third quarter of 2019.

For more information on the Sasa mine, refer to Central Asia’s press release dated October 8, 2019, entitled “Q3 2019 Operations Update” available on their website at www.centralasiametals.com.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. (“SSR Mining”) and located in Saskatchewan, Canada.

Update on operations

On October 9, 2019, SSR Mining reported that the Seabee gold operations achieved record production of 32,345 ounces of gold in the third quarter of 2019, a 22% increase from the second quarter, largely due to higher gold mill feed grade. The mill achieved an average throughput of 842 tpd over the third quarter, a 13% decline compared to the previous quarter largely due to electrical transformer damage resulting from lightning strikes. Gold mill feed grade was 12.39 g/t, 26% higher compared to the second quarter due to the mining of higher-grade stopes. Gold recovery for the quarter was 98.8%.

SSR Mining’s guidance for gold production in 2019 is estimated between 95,000 to 110,000 ounces. Exploration expenditures at Seabee total $6.0 million to continue underground exploration at depth, expansion of Santoy Gap hanging wall and continued testing of surface targets.

For more information, refer to SSR Mining’s press release dated October 9, 2019 entitled SSR Mining Reports Third Quarter 2019 Production Results” and SSR Mining’s press release dated January 15, 2019, entitled “SSR Mining Reports Fourth Quarter and Year-End 2018 Production Results and 2019 Guidance”, both filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Kwale Royalty (Base Resources Limited)

Osisko holds a 1.5% gross return royalty on the rutile, ilmenite and zircon produced from the Kwale mine, operated by Base Resources Limited (“Base Resources”) and located 10 kilometres inland from the Kenyan coast and 50 kilometres south of Mombasa.

Update on operations

On October 24, 2019, Base Resources reported highlights of its third quarter operations. Kwale operations successfully ramped up mining operations at the South Dune orebody following the transition from the fully depleted Central Dune orebody at the end of June. As expected, mining commenced on the northern fringes of the South Dune, where grades are lower, resulting in reduced output of finished products. Ore grades improved throughout the quarter as mining proceeded further into the orebody. Production in the third quarter reached 73,808 tonnes of ilmenite, 16,390 tonnes of rutile and 6,980 tonnes of zircon.

Base Resources reported production guidance for financial year ending June 30, 2020 to remain unchanged, estimated at 315,000 to 350,000 tonnes of ilmenite, 64,000 to 70,000 tonnes of rutile and 25,000 to 28,000 tonnes of zircon.

For more information on the Kwale mine, refer to Base Resources’ quarterly activities report dated October 24, 2019 available on their website at www.baseresources.com.au.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a 100% silver stream on Taseko Mines Limited’s (“Taseko”) attributable portion of the Gibraltar copper mine (“Gibraltar”), held by Gibraltar Mines Ltd. (“Gibco”) and located in British Columbia, Canada. Under the stream agreement, Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until the delivery to Osisko of 5.9 million ounces of silver and 35% of Gibco’s share of silver production thereafter. Osisko will make ongoing payments under the stream of US$2.75 per ounce of silver delivered. Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 2.55% on the Island Gold mine, operated by Alamos Gold Inc. (“Alamos”) and located in Ontario, Canada.

On October 30, 2019, Alamos reported another solid quarterly production for the third quarter of 2019 with 36,700 ounces of gold, marking a 67% increase from the third quarter of 2018 driven by higher mining and milling rates, as well as higher grades mined. For the first nine months of 2019, Island Gold produced a record 111,800 ounces, positioning the operation to meet the high end of annual guidance of 135,000 to 145,000 ounces.

Alamos reported that during the second quarter, the company was granted amendments to its existing operating permits allowing for an increase in throughput rates from 1,100 tpd to 1,200 tpd. Underground mining rates have increased 15% year-to-date, and are expected to ramp up to 1,200 tpd in 2020. In parallel, Alamos is continuing with a large ongoing exploration program at Island Gold which has been successful in driving significant growth in mineral reserves and resources. This growth and ongoing exploration success is being incorporated into a Phase III expansion study of the operation beyond 1,200 tpd, which is expected to be released in the first half of 2020.

Exploration remains a key focus at Island Gold. The exploration program continues to target three main areas within the deposit which extends over two-kilometres along strike. Results from surface exploration drilling have extended high grade gold mineralization between the Eastern and Main extensions and Alamos expects to add further high grade mineral resources with the 2019 year-end update.

For more information, refer to Alamos’ press release dated October 30, 2019 entitled “Alamos Reports Third Quarter 2019 Results” and filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Amulsar Stream (Lydian International Ltd.)

Osisko owns a 4.22% gold stream and 62.5% silver stream on the Amulsar project, owned by Lydian International Ltd. (“Lydian”) and located in southern Armenia. The Amulsar project is in the development and construction stage and Amulsar is expected to be Armenia's largest gold mine, with estimated mineral resources containing 3.5 million measured and indicated gold ounces and 1.3 million inferred gold ounces. The details of the mineral inventory can be found under Lydian International Ltd.’s profile on SEDAR at www.sedar.com. Gold production is targeted to average approximately 225,000 ounces annually over an initial 10-year mine life. OBL’s entitlement under the Amulsar stream applies to 4.22% of refined gold production and 62.5% of refined silver until 89,034 ounces of refined gold and 434,093 ounces of refined silver are delivered to OBL. The stream agreement includes ongoing transfer payments by OBL to Lydian of US$400 per ounce of refined gold and US$4.00 per ounce of refined silver delivered under the stream subject to a 1% annual increase starting on the third anniversary of commercial production. Lydian has the option to buy back a portion of the stream by one of the following options:

(i)	the stream percentage may be reduced by 50% on the second anniversary of commercial production for US$55.0 million (US$34.4 million attributable to OBL); or
(ii)	the stream percentage may be reduced by 50% on the third anniversary of commercial production for US$50.0 million (US$31.3 million attributable to OBL).

Update on development and construction activities

On December 24, 2018, Lydian announced that it has entered into an amended and restated forbearance agreement with its senior lenders, stream financing providers, and equipment financiers (the “A&R Forbearance Agreement”), pursuant to which they have agreed to: (a) continue to temporarily suspend all principal and interest payments due and payable, and (b) continue to forbear from declaring or acting upon, or exercising default-related rights or remedies under such creditor’s financing agreement with respect to certain events of default. Orion CO IV (ED) Limited (“Orion CO IV”), Resource Capital Fund VI L.P. (“RCF”) and OBL have committed to make available up to US$18.6 million (OBL’s commitment is US$5.0 million) to fund Lydian during the forbearance period through an amendment to the company’s existing credit agreement (the “Forbearance Facility”).

The Forbearance Facility was originally available to be drawn in multiple advances from January 1, 2019 through June 30, 2019, and had a maturity date of June 30, 2019. The Forbearance Agreement was extended to December 20, 2019. The Forbearance Facility will bear interest at a rate of 15% per annum and includes a further 3% fee paid by original issue discount at each drawdown. As at September 30, 2019, OBL has advanced an amount of US$3.0 million ($4.0 million) under the Forbearance Facility.

The A&R Forbearance Agreement continues to be required as a result of the previously announced illegal blockades that have prevented Lydian and its contractors from entering the Amulsar site since late June 2018. During the period of forbearance, Lydian has continued to petition local and national government officials to enforce the rule of law by removing the illegal blockades.

On April 12, 2019, Lydian announced that the Administrative Court of the Republic of Armenia ruled in favour of Lydian and instructed the Armenian police to remove trespassers and their property from Lydian’s Amulsar gold project site and assure Lydian free passage to Amulsar.

On September 9, 2019, Lydian announced the Prime Minister of the Republic of Armenia stated that access to the Amulsar project site should be restored and the protesters blocking access should open the roads. The Prime Minister also stated that there is no legal basis on which the Government of Armenia can prevent Lydian from advancing the Amulsar project in accordance with permits based on an existing EIA or require an additional EIA regarding the Amulsar project at this time.

On September 16, 2019, Lydian announced the results of an updated 43-101 feasibility Study for its Amulsar project. The results of the updated feasibility Study show an increase in reserves from 102.6 million tonnes to 119.3 million tonnes to incorporate additional measured and indicated resources, and an increase of 192,000 oz in recoverable gold.

During the three months ended September 30, 2019, Osisko incurred an impairment charge of US$9.9 million ($13.1 million) on its Amulsar stream and offtake interests (refer to section Impairment of Assets).

For more information on the Amulsar project, refer to Lydian’s press releases available on their website (www.lydianinternational.co.uk) and filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Back Forty Stream (Aquila Resources Inc.)

Osisko owns an 18.5% gold stream (reduced to 9.25% after the delivery of 105,000 gold ounces) and a 75% silver stream on the Back Forty project, owned by Aquila Resources Inc. (“Aquila”), and located along the mineral-rich Penokean Volcanic Belt in Michigan’s Upper Peninsula, USA. Aquila has completed a preliminary economic assessment in 2014 that demonstrated strong economics and has published results of an open pit feasibility study on August 1, 2018. Aquila has been granted all final permits by the Michigan’s Department of Environmental Quality and has received all State and Federal permissions required for the construction and commencement of operations at the Back Forty project. Gold production is targeted to reach a total of 468,000 ounces over the seven-year mine life, including 135,000 ounces in the first year. The stream agreement includes ongoing transfer payments to Aquila of 30% of the gold spot price (with a maximum of US$600 per ounce) and US$4 per ounce of silver.

For more information on the Back Forty project, refer to Aquila’s web site (aquilaresources.com) and press releases filed on www.sedar.com.

Impairment of assets

Renard mine diamond stream (Stornoway Diamond Corporation)

First quarter of 2019

On March 28, 2019, Stornoway, the operator of the Renard diamond mine in Québec, Canada, announced a significant impairment charge of $83.2 million on its Renard diamond mine reflecting an outlook of lower than expected diamond pricing. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at March 31, 2019. The Company recorded an impairment charge of $38.9 million ($28.6 million, net of income taxes) on the Renard diamond stream for the three months ended March 31, 2019.

On March 31, 2019, the Renard diamond stream was written down to its estimated recoverable amount of $122.4 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Renard diamond stream is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices per carat and a post-tax real discount rate of 4.7%.

Third quarter of 2019

On September 9, 2019, the operator of the Renard diamond mine, Stornoway Diamond Corporation, announced that it had applied to the Superior Court of Québec (Commercial Division) for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to restructure its business and financial affairs. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2019. The Company recorded an impairment charge of $47.2 million ($34.6 million, net of income taxes) on the Renard diamond stream for the three months ended September 30, 2019.

On September 30, 2019, the Renard diamond stream was written down to its estimated recoverable amount of $70.2 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Renard diamond stream is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices per carat and a post-tax real discount rate of 4.6%.

Amulsar stream and offtake (Lydian International Limited)

On September 16, 2019, Lydian announced a delay in the timing of the construction activities, expected first gold pour and ramp up to full production as a result of the 15 month blockade on construction as well as changes to the expected life of mine and annual production for the Amulsar project. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2019. The Company recorded an impairment charge of US$9.9 million ($13.1 million) on the Amulsar stream and offtake for the three months ended September 30, 2019.

On September 30, 2019, the Amulsar stream and offtake were written down to their estimated recoverable amount of US$73.7 million ($97.0 million), which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Amulsar stream and offtake is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of gold and silver from the Amulsar stream and offtake over the estimated life of the Amulsar mine, based on expected long-term gold and silver prices per ounce of US$1,350 and US$17.75, respectively, and a post-tax real discount rate of 6.1%.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Net investment in Falco Resources Ltd.

On September 30, 2019, the Company determined that its net investment in Falco Resources Ltd. (“Falco”) was impaired. This determination was made considering, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the share price and the business outlook for the investee, including factors such as the current and expected status of the investee’s development projects. The net investment in Falco was written down to its estimated fair value and, therefore, an impairment charge of $12.5 million ($10.8 million, net of income taxes) was recorded under other gains (losses), net on the consolidated statements of earnings (loss) for the three months ended September 30, 2019.

Equity Investments

The Company’s assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or similar interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, streams or similar interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining Inc. (“Osisko Mining”), Barkerville Gold Mines Ltd. (“Barkerville”) and Falco.

Osisko may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

During the three and nine months ended September 30, 2019, Osisko acquired investments for $7.4 million and $47.9 million, respectively, and disposed investments for $71.4 million and $129.9 million, respectively.

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at September 30, 2019 (in thousands of dollars):

Investments	Carrying value(i)	Fair value(ii)
	$	$

Associates	212,668	242,816
Other	50,209	50,209
	262,877	293,025

(i)

The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.

(ii)	The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at September 30, 2019.

Main Strategic Investments

The following table presents the main strategic investments of the Company in marketable securities as at September 30, 2019 (in thousands of dollars):

Company	Number of
	Shares Held	Ownership
		%

Osisko Mining	44,815,569	16.3
Barkerville (proposed acquisition by Osisko )	183,625,585	32.6
Falco	41,385,240	19.9

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Osisko Mining Inc.

Osisko Mining is a Canadian focused gold exploration and development company. Osisko holds a 1.5% NSR royalty on the Windfall Lake gold project, for which a positive preliminary economic assessment was released in July 2018, and 1% NSR royalty on other properties held by Osisko Mining. As part of a previous investment agreement with Osisko Mining, Osisko obtained the right to purchase Osisko Mining’s buy-back rights on existing royalties on the Windfall Lake property for $5.0 million (of which $2.0 million were paid in 2018), thus allowing it to increase its royalty by an additional 1-2% NSR royalty for a total potential NSR royalty of 2.5 -3.5%. A feasibility study on the Windfall Lake property is expected in 2020.

In May 2018, Osisko Mining released a first mineral resources estimate on Windfall Lake gold deposit. Osisko Mining indicated that mineral resources were estimated at 601,000 ounces of gold in the measured and indicated category (2,382,000 tonnes grading 7.85 g/t Au) and 2,284,000 ounces of gold in the inferred category (10,605,000 tonnes grading 6.70 g/t Au). In November 2018, Osisko Mining released a mineral resource update including the mineral resource update for the Lynx zone. Estimated measured and indicated resources were increased to 754,000 ounces of gold (2,874,000 tonnes grading 8.17 g/t Au) and inferred mineral resources were increased to 2,366,000 ounces of gold (10,352,000 tonnes grading 7.11 g/t Au).

For more information, refer to Osisko Mining’s press release dated May 14, 2018 entitled: “Osisko Releases Its First Mineral Resource Estimate for Windfall Gold Deposit” and Osisko Mining’s press release dated November 27, 2018 entitled “Osisko Releases Mineral Resource Update for Lynx”, both filed on www.sedar.com.

In addition, a positive preliminary economic assessment on the Windfall Lake project was released in July 2018 with an after-tax internal rate of return of 33%. Osisko Mining is also pursuing a 1,000,000 meter drilling program on the Windfall Lake property as well as a metallurgical program. In October 2018, through the construction of an exploration ramp, Osisko Mining achieved access to Zone 27, wireframe 115, which was selected for the initial 5,000 tonne bulk sample to be processed in the fourth quarter of 2018. In December 2018, Osisko Mining released preliminary results from the first 2,078 tonnes mined. Results from processing 5,500 tonnes mined from Zone 27 bulk sample returned an average grade of 8.53 g/t Au. The bulk sample average grade was 26% higher than predicted by infill drilling on the resource block model. For more information, refer to Osisko Mining’s press release dated July 17, 2018 entitled: “Osisko Delivers Positive PEA For Windfall Project” and Osisko Mining’s press release dated June 11, 2019 entitled “Osisko Windfall Zone 27 Bulk Sample Returns 8.53 g/t reconciled”, both filed on www.sedar.com.

In 2016 and 2017, Osisko entered into earn-in agreements with Osisko Mining on properties held by Osisko in the James Bay area. The transactions are detailed in the Exploration and Evaluation Activities section of this MD&A.

On July 5, 2019, Osisko Mining completed the previously-announced spinout transaction, which resulted in, among other things, Osisko Mining transferring certain of its non-core assets to O3 Mining Inc. (“O3 Mining”), formerly Chantrell Ventures Corp., in exchange for common shares of O3 Mining by way of a plan of arrangement. Under the plan of arrangement, Osisko Mining transferred to O3 Mining the Marban project, the Garrison project, exploration properties (including properties under earn-in agreements with Osisko) and a portfolio of selected securities, in exchange for 24,977,898 post-consolidation common shares of O3 Mining, representing approximately 82.2% of the issued and outstanding common shares of O3 Mining.

The Company converted warrants into common shares of Osisko Mining during the three months ended March 31, 2019 for $1.2 million and acquired 1,125,300 additional common shares during the three months ended September 30, 2019 for $3.5 million. As at September 30, 2019, the Company holds 44,815,569 common shares representing a 16.3% interest in Osisko Mining (16.7% as at December 31, 2018). The Company concluded that it exercises significant influence over Osisko Mining and accounts for its investment using the equity method.

Barkerville Gold Mines Ltd.

Osisko holds a 4% NSR royalty on the Cariboo gold project and has the option to acquire an additional 1% NSR royalty on the Cariboo property for additional cash consideration of $13.0 million. Osisko also holds a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project. Barkerville is focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada.

On September 23, 2019, Osisko announced that it has entered into a definitive agreement with Barkerville pursuant to which Osisko has agreed to acquire all of the issued and outstanding common shares of Barkerville that it does not currently own, by way of a plan of arrangement.

On August 19, 2019, Barkerville announced positive results from the independent preliminary economic assessment ("PEA") prepared in accordance with National Instrument 43-101 at its 100% owned Cariboo gold project located in the historic Wells-Barkerville mining camp (District of Wells), British-Columbia. The PEA provides a base case assessment of developing the project as an underground ramp-access mine with a gold pre-concentration plant in Wells and gold processing in its existing upgraded Quesnel River mill, for an after-tax internal rate of return of 28%.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

For more information, refer to Barkerville’s press release dated August 19, 2019 entitled: “After-Tax IRR of 28%, NPV C$402M (US$310M), Capex C$306M (US$ 235M)”, filed on www.sedar.com.

On May 29, 2019, Barkerville announced the updated underground resource estimate for Cow, Island and Barkerville Mountain deposits at its 100% owned Cariboo gold project. Measured and indicated resources are estimated at 2.4 million ounces of gold (13.2 million tonnes grading 5.6 g/t Au), a 50% increase from the 2018 resource. Inferred mineral resources are estimated at 1.9 million ounces of gold (12.0 million tonnes grading 5.0 g/t Au). The mineral resource estimate incorporates the Cow and Valley Zones on Cow Mountain, Shaft and Mosquito Creek Zones on Island Mountain and BC Vein and Bonanza Ledge on Barkerville Mountain at a cut-off grade of 3.0 g/t Au. The resource is defined over 6 kilometers of Barkerville's 67-kilometer-long land package. Infill and exploration drilling are ongoing on the property.

For more information, refer to Barkerville’s press release dated May 29, 2019 entitled: “BGM Announces Updated Underground Resource for Cariboo Gold Project”, filed on www.sedar.com.

The 2019 exploration program will include a total of 50,000 meters planned for the initial phase and an additional 40,000 meters will be proposed following results of Phase 1.

For more information, refer to Barkerville’s press release dated January 17, 2019 entitled: “Barkerville Gold Mines Defines Significant Exploration Potential and Provides Corporate Update and 2019 Catalysts” and filed on www.sedar.com.

In April 2019, Osisko acquired 20,761,334 additional common shares of Barkerville for $7.5 million as part of a $20.0 million financing completed by Barkerville. As at September 30, 2019, the Company holds 183,625,585 common shares representing a 32.6% interest in Barkerville (32.2% as at December 31, 2018). The Company concluded that it exercises significant influence over Barkerville and accounts for its investment using the equity method.

Falco Resources Ltd.

Falco’s main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017. For more information, refer to Falco’s press release dated October 16, 2017 and entitled: “Falco Announces Positive Feasibility Study Results on Horne 5 Gold Project” and filed on www.sedar.com.

In 2018, Osisko entered into a binding term sheet to provide Falco with a senior secured silver stream credit facility (“Falco Silver Stream”) with reference to up to 100% of the future silver produced from the Horne 5 property (“Horne 5”) located in Rouyn-Noranda, Québec. As part of the Falco Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6 per ounce. The Falco Silver Stream will be secured by a first priority lien on the Project and all assets of Falco.

The Falco Silver Stream was closed in February 2019, which triggered the payment of the first installment of $25.0 million to Falco. Two previously outstanding notes receivable amounting to $20.0 million were applied against the first installment and the remaining balance of $5.0 million was paid to Falco. Interests receivable amounting of $1.8 million related to these loans were settled in exchange for 5,353,791 additional common shares of Falco.

On February 22, 2019, Osisko entered into an agreement to provide Falco with a secured senior loan of $10.0 million. The loan bears interests at a rate of 7%, compounded quarterly. The principal amount and accrued interests shall be payable on December 31, 2019. The loan will be used for the advancement of the Horne 5 Project and for general corporate purposes.

On August 16, 2019 Falco provided an update on the development of the project. As part of the risk assessment for the dewatering phase, Falco has collaborated with its principal neighbor (the “Neighbor”), the owner of the mining concessions, on an initial geotechnical program to gather information and analyze the risks associated with the development of the Horne 5 project. Both parties met in July and agreed to continue collaborating by sharing information and initiate a second phase of geotechnical work which will be conducted by Falco and will include the Quemont area. The objective is to collect and analyze geotechnical information in order to assess the risks inherent to the eventual dewatering phase of the Horne 5 project and then develop adequate mitigation measures that will protect the integrity of the Neighbor’s operation. Falco intends to complete this second phase of geotechnical work before year-end 2019.

In addition to being subject to the applicable legal framework, the development of the Horne 5 project is subject to a contractual framework whereby the obtaining of the required license to operate from its Neighbor is subordinated to the entering into a comprehensive financial guarantee arrangement with the Neighbor in order to provide adequate financial protection to this operation. Once this condition precedent will be achieved, Falco and its Neighbor will establish a work plan for the further development of the Horne 5 project, including operational parameters to be complied with by Falco in order to maintain the primacy of the Neighbor’s operation, the whole, in accordance with the agreed upon contractual framework. Based on the foregoing, Falco will not be carrying any dewatering activities prior to finalizing a satisfactory comprehensive financial guarantee framework with its Neighbor and thereafter agreeing on a mutually satisfactory work plan for the conduct of such activities. Accordingly, Falco is currently working with its partners and specialized insurance providers to develop and provide a satisfactory comprehensive financial guarantee framework to be submitted to its Neighbor.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

For more information, refer to Falco’s press release dated August 19, 2019 entitled: “Falco provides Horne 5 project development update” and filed on www.sedar.com.

As at September 30, 2019, the Company holds 41,385,240 common shares representing a 19.9% interest in Falco (17.8% as at December 31, 2018). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

Sustainability Activities

Osisko views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

  Promoting the mining industry and its benefits to society;
  Maintaining strong relationships with the Federal government and the Provincial, Municipal and First Nations governments in Québec;
  Supporting the economic development of regions where Osisko operates (directly or indirectly through its interests);
  Supporting university education in mining fields and employee development;
  Promoting diversity throughout the organization and the mining industry; and
  Encouraging investee companies to adhere to the same areas of focus in sustainability.

As part of its investment analysis process, the Company evaluates the risk and performance of the investee companies in the sustainability areas on projects where Osisko has a direct or indirect interest.

Exploration and Evaluation Activities

In 2016, Osisko entered into earn-in agreements with Osisko Mining. On July 5, 2019, Osisko Mining completed a spinout transaction, which resulted in, among other things, Osisko Mining transferring certain assets to O3 Mining, including properties under earn-in agreements with Osisko.

Under the Kan earn-in agreement, Osisko Mining had the option to earn a 100% interest in the Kan property (comprised of the Kan and Fosse Au properties) upon completing expenditures totaling $6.0 million over a 7-year period. The Company received notice from Osisko Mining in the first quarter of 2019 that the threshold had been reached. Therefore, a 100% interest in the Kan property was transferred to Osisko Mining (now held by O3 Mining) and Osisko holds an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the Kan property.

Under other earn-in agreements, O3 Mining may earn a 100% interest in most of Osisko’s exploration properties located in the James Bay area and Labrador Trough (excluding the Coulon copper-zinc project) upon completing expenditures of $26.0 million over the initial 7-year period; O3 Mining may earn a first 50% interest upon completing expenditures totaling $15.6 million over the initial 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 26 properties. During the nine months ended September 30, 2019, Osisko Mining and O3 Mining invested approximately $0.5 million on these properties for a total to date of $4.9 million (excluding the Kan property).

New properties acquired by O3 Mining in a designated area during the remaining of the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms.

As at September 30, 2019, the net book value of the properties under the earn-in agreements amounted to $31.4 million.

As a result of the 2016 earn-in agreements with O3 Mining, the exploration and evaluation activities have been significantly reduced. During the three and nine months ended September 30, 2019, investments amounted to $0.1 million and $0.2 million, respectively, and the Company received previously claimed tax credits of $0.2 million and $0.3 million, respectively. As at September 30, 2019, the carrying value of the Coulon project was $60.0 million ($59.9 million as at December 31, 2018) and the carrying value of other properties, including those under the earn-in agreements with Osisko Mining, was $32.9 million ($35.1 million as at December 31, 2018).

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Quarterly Dividends

The Board of Directors has approved the initiation of the Company’s quarterly dividend program on November 17, 2014.

The following table provides details on the dividends declared and paid or payable:

	Dividend			Dividends paid or
Declaration date	per share	Record date(i)	Payment date(i)	payable
	$			$

Year 2014	0.03	n/a	n/a	1,551,000
Year 2015	0.13	n/a	n/a	12,229,000
Year 2016	0.16	n/a	n/a	17,037,000
Year 2017	0.18	n/a	n/a	24,275,000
Year 2018	0.20	n/a	n/a	31,213,000

February 20, 2019	0.05	March 29, 2019	April 15, 2019	7,757,000
May 1, 2019	0.05	June 28, 2019	July 15, 2019	7,145,000
July 31, 2019	0.05	September 30, 2019	October 15, 2019	7,200,000
November 6, 2019	0.05	December 31, 2019	January 15, 2020	tbd(ii)
Year-to-date 2019	0.20

(i)	Not applicable (“n/a”) for annual summaries.
(ii)	To be determined (“tbd”) on December 31, 2019 based on the number of shares outstanding and the number of shares participating in the dividend reinvestment plan on the record date.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan (“DRIP”) that allows Canadian shareholders and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

As at September 30, 2019, the holders of 5,672,755 common shares had elected to participate in the DRIP, representing dividends payable of $284,000. Therefore, 23,479 common shares were issued on October 15, 2019 at a discount rate of 3%.

Normal Course Issuer Bid

In December 2018, Osisko renewed its normal course issuer bid (“NCIB”) program. Under the terms of the 2018 NCIB program, Osisko could acquire up to 10,459,829 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2018 NCIB program are authorized until December 11, 2019. Daily purchases will be limited to 71,940 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2018, being 287,760 common shares.

During the three months ended March 31, 2019, the Company purchased for cancellation a total of 852,500 common shares under the 2018 NCIB program for $10.2 million (average acquisition price per share of $11.96). The Company also paid $1.7 million for common shares acquired for cancellation in December 2018. The Company did not purchase any common shares under the 2018 NCIB program during the second and third quarters of 2019. On October 1, 2019, the Company recommenced its purchases under the 2018 NCIB program and purchased for cancellation a total of 131,400 common shares for $1.6 million (average acquisition price per share of $12.42) between October 1, 2019 and November 6, 2019.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Gold Market and Currency

Gold Market

After trading in a range of US$1,270 and US$1,350 per ounce for the first five months of 2019, the gold price rallied to six-year high in June, its highest price since May 2013, and broke multi-year resistance to trade above the US$1,400 level touching US$1,439 on June 25, 2019. Prices continued to climb and have reached levels last seen in April 2013. Ongoing U.S.A. - China trade tensions and successive interest rate cuts and monetary accommodation by central banks in response to a continued slowdown in global economic data have supported gold prices. A combination of rising tensions in the Middle East between the U.S. and Iran, volatile political environment in Hong Kong and uncertain Brexit outcome have also lifted the price.

During the third quarter of 2019, the gold price gained 5.4 % in U.S. dollars, or US$76 per ounce on the London fix, to close at US$1,485 per ounce. The average price amounted to US$1,472 per ounce, up from the previous quarter average price of US$1,309 and US$259 higher on a year-over-year basis. The price was volatile during the period with a trading range of US$157 per ounce.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2019-YTD (Q3)	$1,546	$1,270	$1,364	$1,485
2018	1,355	1,178	1,268	1,279
2017	1,346	1,151	1,257	1,291
2016	1,366	1,077	1,251	1,146
2015	1,296	1,049	1,160	1,060

In Canadian dollar terms, the average price per ounce of gold averaged $1,944 in the third quarter of 2019 compared to $1,752 in the second quarter of 2019 and $1,733 in the first quarter of 2019. The gold price closed at $1,967 per ounce on September 30, 2019 compared to $1,844 per ounce on June 30, 2019.

Currency

After ending the year on a weaker tone, the Canadian dollar rebounded in January 2019 following a recovery in oil prices and other commodities. The Canadian dollar lost its momentum later in February and March as domestic demand has been weaker than expected. From March to May, the dollar was locked in a narrow range of 1.3250 -1.3530, but in June, the Canadian dollar saw its biggest gain against the U.S. dollar with an appreciation of 4%. The Canadian dollar remained relatively stable during the third quarter of 2019.

The Canadian dollar traded between a range of 1.3343 and 1.3038 in the third quarter of 2019 to close at 1.3243 on September 30, 2019. The Canadian dollar averaged 1.3204 in the third quarter of 2019 compared to 1.3070 in the third quarter of 2018.

As expected, the Bank of Canada kept the overnight rate unchanged to a target of 1.75% at its July, September and October meetings.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2019-YTD (Q3)	1.3600	1.3038	1.3292	1.3243
2018	1.3642	1.2288	1.2957	1.3642
2017	1.3743	1.2128	1.2986	1.2545
2016	1.4589	1.2544	1.3248	1.3427
2015	1.3990	1.1728	1.2787	1.3840

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Selected Financial Information(1)
(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$

Revenues	109,235	111,702	341,567	375,135
Cash margin(2)	31,816	28,954	93,951	90,430
Gross profit	20,851	15,818	58,785	50,793

Operating income (loss)	(38,295)	11,049	(53,351)	33,701
Net earnings (loss)	(45,924)	5,474	(79,020)	8,295
Basic and diluted net earnings (loss) per share	(0.32)	0.04	(0.52)	0.05

Total assets	1,948,355	2,441,668	1,948,355	2,441,668
Total long-term debt	347,638	419,680	347,638	419,680

Average selling price of gold (per ounce sold)
In C$(3)	1,952	1,580	1,810	1,653
In US$	1,478	1,210	1,361	1,283

Operating cash flows	28,294	20,636	74,394	63,599

Weighted average shares outstanding (in thousands)
Basic	144,446	156,252	151,570	156,711
Diluted(4)	144,446	156,263	151,570	156,734

(1)	Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.
(2)

Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Overview of Financial Results section of this MD&A for a reconciliation of the cash margin per interest.

(3)	Using actual exchange rates at the date of the transactions.
(4)

As a result of the net loss for the three and nine months ended September 30, 2019, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Overview of Financial Results

Financial Summary – Third quarter of 2019

  Revenues from royalties and streams of $33.9 million ($109.2 million including offtakes) compared to $31.4 million ($111.7 million including offtakes) in Q3 2018;

  Gross profit of $20.9 million compared to $15.8 million in Q3 2018;

  Impairment charge on royalty, stream and other interests of $60.8 million ($48.1 million, net of income taxes), mainly on the Renard stream and the Amulsar stream and offtake;

  Operating loss of $38.3 million compared to operating income of $11.0 million in Q3 2018;

  Impairment charge of $12.5 million ($10.8 million net of income taxes) on the net investment in Falco;

  Net loss of $45.9 million or $0.32 per basic and diluted share, compared to net earnings of $5.5 million or $0.04 per basic and diluted share in Q3 2018;

  Adjusted earnings1 of $17.5 million or $0.12 per basic share1 compared to $5.7 million or $0.04 per basic share in Q3 2018; and

  Cash flows provided by operating activities of $28.3 million compared to $20.6 million in Q3 2018.

Revenues from royalties and streams increased by $2.5 million in the third quarter of 2019 compared to the third quarter of 2018 as a result of higher gold and silver prices. Total revenues, including offtakes, decreased, mainly as a result of the sale of the Brucejack gold offtake on September 15, 2019. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by Osisko, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds. The profit margin is highly impacted by the volatility of commodity prices during the quotational period.

Gross profit amounted to $20.9 million in the third quarter of 2019 compared to $15.8 million in the third quarter of 2018. The increase is mainly due to the increase in the gold and silver prices in 2019, which increased the cash margins. Depletion expense decreased by $2.1 million as a result of a lower number of gold and silver ounces and carats delivered by the producers in the third quarter of 2019.

During the third quarter of 2019, the Company incurred an operating loss as a result of impairment charges on royalty, stream and offtake interests of $60.8 million, including an impairment charge of $47.2 million on the Renard diamond stream interest and an impairment charge of $13.1 million on the Amulsar stream and offtake interests. Excluding the impairment charges, operating income would have been $22.5 million compared to $11.0 million in the third quarter of 2018. The increase in operating income in the third quarter of 2019 of $11.5 million (excluding the impairment charges) is mainly the result of a gain of $7.6 million from the sale of the Brucejack offtake and a higher gross profit, partially offset by higher general and administrative (“G&A”) expenses and business development expenses. The increase in G&A expenses and business development expenses is mainly due to a higher share-based compensation expense, mainly related to the restricted and deferred share units.

During the third quarter of 2019, the Company incurred a net loss of $45.9 million compared to net earnings of $5.5 million in the third quarter of 2018. The variance is mainly due to the operating loss in 2019 and the impairment charge of $10.8 million (net of income taxes) on the net investment in Falco. Excluding the impact of the impairment charges (net of income taxes), net earnings in the third quarter of 2019 would have been $13.0 million.

Adjusted earnings were $17.5 million in the third quarter of 2019 compared to $5.7 million in the third quarter of 2018. The increase was mainly the result of a gain of $7.6 million on the sale of the Brucejack offtake and higher gross profit, partially offset by higher G&A expenses and business development expenses.

Net cash flows provided by operating activities in the third quarter of 2019 was higher at $28.3 million compared to $20.6 million in the third quarter of 2018, mainly as a result of higher cash margins (revenues less cost of sales) in 2019 and payments of $2.6 million for settlement of restricted and deferred shares units in 2018.

_____________________________________
1

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Financial Summary – First nine months of 2019

  Revenues from royalties and streams of $101.2 million ($341.6 million including offtakes) compared to $96.8 million ($375.1 million including offtakes) in the first nine months of 2018;

  Gross profit of $58.8 million compared to $50.8 million in the first nine months of 2018;

  Impairment charge on royalty, stream and other interests of $99.7 million ($76.7 million, net of income taxes), mainly on the Renard stream and the Amulsar stream and offtake;

  Operating loss of $53.4 million compared to operating earnings of $33.7 million in the first nine months of 2018;

  Impairment charge of $12.5 million ($10.8 million net of income taxes) on the net investment in Falco;

  Net loss of $79.0 million or $0.52 per basic and diluted share, compared to net earnings of $8.3 million or $0.05 per basic and diluted share in the first nine months of 2018;

  Adjusted earnings1 of $31.6 million or $0.21 per basic share1 compared to $18.3 million or $0.12 per basic share in the first nine months of 2018; and

  Cash flows provided by operating activities of $74.4 million compared to $63.6 million in the first nine months of 2018.

Revenues from royalties and streams increased by $4.4 million in the first nine months of 2019 compared to first nine months of 2018 as a result of higher gold and silver prices. Total revenues, including offtakes, decreased, mainly as a result of the conversion of the Matilda gold offtake to a stream on April 1, 2018 and the sale of the Brucejack gold offtake on September 15, 2019. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by Osisko, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds. The profit margin is highly impacted by the volatility of commodity prices during the quotational period.

Gross profit amounted to $58.8 million in the first nine months of 2019 compared to $50.8 million in the first nine months of 2018. The increase is mainly due to the increase in the gold and silver prices in 2019, which increased the cash margins. Depletion expense decreased by $4.5 million as a result of a lower number of gold and silver ounces and carats delivered by the producers in 2019.

During the first nine months of 2019, the Company incurred an operating loss as a result of impairment charges on royalty, stream and other interests of $99.7 million, including impairment charges of $86.1 million on the Renard diamond stream interest and an impairment charge of $13.1 million on the Amulsar stream and offtake interests. Excluding the impairment charges, operating income would have been $46.3 million compared to $33.7 million in the first nine months of 2018. The increase in operating income in 2019 of $12.6 million (excluding the impairment charges) is mainly the result of a gain of $7.6 million from the sale of the Brucejack offtake and a higher gross profit, partially offset by higher general and administrative (“G&A”) expenses and business development expenses. The increase in G&A expenses and business development expenses is mainly due to a higher share-based compensation expense, mainly related to the restricted and deferred share units.

During the first nine months of 2019, the Company incurred a net loss of $79.0 million compared to net earnings of $8.3 million in the first nine months of 2018. The variance is mainly due to the operating loss in 2019 and the impairment charge of $10.8 million (net of income taxes) on the net investment in Falco. Excluding the impact of the impairment charges (net of income taxes), net earnings in the first nine months of 2019 would have been $8.5 million.

Adjusted earnings were $31.6 million in the first nine months of 2019 compared to $18.3 million in the first nine months of 2018. The increase was mainly the result of a gain of $7.6 million on the sale of the Brucejack offtake and higher gross profit, partially offset by higher G&A expenses and business development expenses.

Net cash flows provided by operating activities in the first nine months of 2019 was higher at $74.4 million compared to $63.6 million in first nine months of 2018, mainly as a result of higher cash margins in 2019 and higher payments of $2.5 million for settlement of restricted and deferred shares units in 2018.

_____________________________________
1

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the three and nine months ended September 30, 2019 and 2018 (in thousands of dollars, except amounts per share):

		Three months ended		Nine months ended
			September 30,		September 30,
		2019	2018	2019	2018
		$	$	$	$

Revenues	(a)	109,235	111,702	341,567	375,135

Cost of sales	(b)	(77,419)	(82,748)	(247,616)	(284,705)
Depletion of royalty, stream and other interests	(c)	(10,965)	(13,136)	(35,166)	(39,637)
Gross profit	(d)	20,851	15,818	58,785	50,793

Other operating expenses
General and administrative	(e)	(4,607)	(3,692)	(15,173)	(13,342)
Business development	(f)	(1,375)	(1,077)	(4,899)	(3,750)
Gain on disposal of an offtake interest	(g)	7,636	-	7,636	-
Impairment of assets	(h)	(60,800)	-	(99,700)	-

Operating income (loss)		(38,295)	11,049	(53,351)	33,701

Other expenses, net	(i)	(19,361)	(3,645)	(46,295)	(20,318)

Earnings (loss) before income taxes		(57,656)	7,404	(99,646)	13,383

Income tax recovery (expense)	(j)	11,732	(1,930)	20,626	(5,088)

Net earnings (loss)		(45,924)	5,474	(79,020)	8,295

Net earnings (loss) per share
Basic and diluted		(0.32)	0.04	(0.52)	0.05

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

(a)	Revenues are comprised of the following:

	Three months ended September 30,
		2019				2018
	Average				Average
	selling price	Ounces /	Total		selling price	Ounces /	Total
	per ounce /	carats sold	revenues		per ounce /	Carats sold	revenues
	carat ($)		($000’s	)	carat ($)		($000’s	)

Gold sold	1,952	46,468	90,684		1,580	62,255	98,387
Silver sold	23	537,591	12,203		19	436,723	8,488
Diamonds sold(i)	95	40,861	3,885		105	23,805	2,502
Other (paid in cash)	-	-	2,468		-	-	2,325
			109,235				111,702

(i)

The diamonds were sold by an agent for Osisko for a blended selling price of $95 (US$72) per carat in the third quarter of 2019 ($105 (US$81) in the third quarter of 2018). The average selling price includes 6,433 incidental carats sold outside of the run of mine sales at an average price of $17 (US$13) per carat in the third quarter of 2019 (6,081 incidental carats at an average price of $22 (US$17) per carat in the third quarter of 2018). Excluding the incidental carats, 34,428 carats were sold at an average price of $110 (US$83) per carat in the third quarter of 2019 (17,724 carats at an average price of $134 (US$103) per carat in the third quarter of 2018).

	Nine months ended September 30,
		2019				2018
	Average				Average
	selling price	Ounces /	Total		selling price	Ounces /	Total
	per ounce /	carats sold	revenues		per ounce /	Carats sold	revenues
	carat ($)		($000’s	)	carat ($)		($000’s	)

Gold sold	1,810	158,933	287,630		1,653	197,221	325,946
Silver sold	21	1,582,809	33,467		21	1,392,108	28,830
Diamonds sold(i)	102	126,333	12,936		127	85,540	10,829
Other (paid in cash)	-	-	7,534		-	-	9,530
			341,567				375,135

(i)

The diamonds were sold by an agent for Osisko for a blended selling price of $102 (US$77) per carat in the first nine months of 2019 ($127 (US$98) in the first nine months of 2018). The average selling price includes 20,110 incidental carats sold outside of the run of mine sales at an average price of $18 (US$14) per carat in the first nine months of 2019 (10,177 incidental carats at an average price of $22 (US$17) per carat in the first nine months of 2018). Excluding the incidental carats, 106,223 carats were sold at an average price of $118 (US$89) per carat in the first nine months of 2019 (75,364 carats at an average price of $141 (US$109) per carat in the first nine months of 2018).

The decrease in gold ounces sold in 2019 is mainly the result of the conversion of the Matilda offtake into a stream on April 1, 2018 and the sale of the Brucejack offtake on September 15, 2019. The increase in silver ounces sold in 2019 is mainly the result of higher silver ounces acquired under the offtake agreements. The increase in diamonds sold in 2019 is mainly the result of higher diamonds acquired and sold under the Renard stream.

(b)

Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The decrease in 2019 is mainly the result of the conversion of the Matilda offtake into a stream on April 1, 2018 and the sale of the Brucejack gold offtake on September 15, 2019.

(c)

The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The decrease is due to the mix of sales in 2019 compared to 2018 as well as the impairment on the Renard diamond stream in the first quarter of 2019 that decreased the carrying value of this asset to be depleted.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

(d)	The breakdown of gross profit per nature of interest is as follows (in $000’s):

		Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$

Royalty interests
Revenues	23,465	23,516	70,819	69,654
Cost of sales	(103)	(11)	(254)	(127)
Cash margin	23,362	23,505	70,565	69,527

Depletion	(4,377)	(7,084)	(15,294)	(20,173)
Gross profit	18,985	16,421	55,271	49,354

Stream interests
Revenues	10,456	7,877	30,383	27,175
Cost of sales	(3,016)	(3,239)	(9,910)	(10,358)
Cash margin	7,440	4,638	20,473	16,817

Depletion	(5,894)	(5,234)	(17,537)	(15,853)
Gross profit	1,546	(596)	2,936	964

Royalty and stream interests
Cash margin	30,802	28,143	91,038	86,344
	90.8%	89.6%	90.0%	89.2%

Offtake interests
Revenues	75,314	80,309	240,365	278,306
Cost of sales	(74,300)	(79,498)	(237,452)	(274,220)
Cash margin	1,014	811	2,913	4,086
	1.1%	1.0%	1.2%	1.5%
Depletion	(694)	(818)	(2,335)	(3,611)
Gross profit (loss)	320	(7)	578	475

Total – Gross profit	20,851	15,818	58,785	50,793

(e)

G&A increased to $4.6 million in the third quarter of 2019 compared to $3.7 million in the third quarter of 2018 and increased to $15.2 million in the first nine months of 2019 compared to $13.3 million in the first nine months of 2018. The increase is mainly due to higher share-based compensation expense related to the restricted and deferred share units, higher amortization from the right-of-use assets and lower cost recoveries from associates.

(f)

Business development expenses increased to $1.4 million in the third quarter of 2019 compared to $1.1 million in the third quarter of 2018 and increased to $4.9 million in the first nine months of 2019 compared to $3.8 million in the first nine months of 2018. The increase is mainly due to higher share-based compensation expense related to the restricted share units and lower cost recoveries from associates.

(g)	In September 2019, the Company sold back its Brucejack offtake to the operator of the mine for US$41.3 million ($54.8 million) and generated a gain on the sale of US$5.8 million ($7.6 million)

(h)

In the first quarter of 2019, the Company recorded an impairment charge of $38.9 million ($28.6 million, net of income taxes) on its Renard diamond stream. In the third quarter of 2019, the Company recorded impairment charges of $60.8 million ($48.1 million, net of income taxes), including $47.2 million ($34.6 million, net of income taxes) on its Renard diamond stream and US$9.9 million ($13.1 million) on its Amulsar stream and offtake interests. The impairment charges are explained in the Impairment of assets section of this MD&A.

(i)

Other expenses, net, of $19.4 million in the third quarter of 2019 include finance costs of $5.8 million, a share of loss of associates of $4.1 million and losses on investments of $11.0 million (mainly from an impairment charge of $12.5 million ($10.8 million, net of income taxes) on its net investment in Falco), partially offset by interest and dividend income of $1.1 million.

Other expenses, net, of $3.6 million in the third quarter of 2018 include finance costs of $6.4 million, a share of loss of associates of $4.1 million, partially offset by a net gain on investments of $5.8 million and interest income of $1.0 million.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Other expenses, net, of $46.3 million in the first nine months of 2019 include finance costs of $17.4 million, a share of loss of associates of $14.7 million and a net loss on investments of $16.3 million (mainly from an impairment charge of $12.5 million ($10.8 million, net of income taxes) on its net investment in Falco and a net loss on disposal of investments of $4.2 million resulting mostly from the equity investments transferred or sold as part of the Share Repurchase transaction), partially offset by interest and dividend income of $3.2 million.

Other expenses, net, of $20.3 million in the first nine months of 2018 include finance costs of $19.3 million, a share of loss of associates of $6.6 million, partially offset by interest income of $3.6 million and a net gain on investments of $1.6 million.

(j)

The effective income tax rate for the third quarter of 2019 is 20.3% compared to 26.1% in the third quarter of 2018. The effective income tax rate for the first nine months of 2019 is 20.7% compared to 38.0% in the first nine months of 2018. The statutory rate is 26.6% in 2019 and 26.7% in 2018. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%) and non-deductible expenses. Cash taxes of $0.3 million were paid in the third quarter of 2019 compared to $0.2 million in the third quarter of 2018, and $0.6 million in the first nine months of 2019 and 2018. Cash taxes were related to taxes on royalties earned in foreign jurisdictions.

Liquidity and Capital Resources

As at September 30, 2019, the Company’s cash position amounted to $123.7 million compared to $174.3 million as at December 31, 2018. Significant variations in the liquidity and capital resources for the first quarter of 2019 are explained below under the Cash Flows section.

In September 2019, the Company amended its revolving credit facility (the “Facility”) increasing the amount from $350.0 million to $400.0 million, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $500.0 million), and extended its maturity date by one year to November 14, 2023. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company’s assets, present and future (including the royalty, stream and other interests).

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended			Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$
Cash flows
Operations	25,051	18,618	71,135	63,763
Working capital items	3,243	2,018	3,259	(164)
Operating activities	28,294	20,636	74,394	63,599
Investing activities	53,945	(63,175)	27,358	(167,573)
Financing activities	(43,164)	(7,324)	(150,843)	(95,498)
Effects of exchange rate changes on cash and cash equivalents	1,038	(1,580)	(1,472)	2,955
Decrease in cash and cash equivalents	40,113	(51,443)	(50,563)	(196,517)
Cash and cash equivalents – beginning of period	83,589	188,631	174,265	333,705
Cash and cash equivalents – end of period	123,702	137,188	123,702	137,188

Operating Activities

Third quarter of 2019

Cash flows provided by operating activities during the third quarter of 2019 amounted to $28.3 million compared to $20.6 million in the corresponding period of 2018. The increase is mainly the result of higher cash margins (revenues less cost of sales) in 2019 resulting from higher gold and silver prices.

First nine months of 2019

Cash flows provided by operating activities during the first nine months of 2019 amounted to $74.4 million compared to $63.6 million in the corresponding period of 2018. The increase is mainly the result of higher cash margins (revenues less cost of sales) in 2019 resulting from higher gold and silver prices.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Investing Activities

Third quarter of 2019

Cash flows provided by investing activities amounted to $53.9 million in the third quarter of 2019 compared to cash used by investing activities of $63.2 million in the third quarter of 2018.

During the third quarter of 2019, Osisko invested $7.4 million in marketable securities, $43.5 million in royalty and stream interests, including US$25.0 million ($33.4 million) to improve its Mantos Blancos silver stream, and disbursed $9.6 million in short-term investments. Proceeds on disposal of investments (Victoria) generated $71.4 million during the third quarter of 2019 (refer to section Orion Transaction for more details) and proceeds from disposal of royalty and offtake interests generated $43.2 million, mainly from the sale of the Brucejack offtake.

During the third quarter of 2018, Osisko invested $22.3 million in marketable securities, $33.9 million in royalty and stream interests and $9.0 million in short-term investments. Exploration and evaluation activities generated $2.0 million as the Company received payments of previously claimed governmental tax credits.

First nine months of 2019

Cash flows provided by investing activities amounted to $27.4 million in the first nine months of 2019 compared to cash used in investing activities of $167.6 million in the corresponding period of 2018.

During the first nine months of 2019, Osisko invested $47.9 million in marketable securities, including $15.0 million in Victoria and $7.5 million in Barkerville, and $71.5 million in acquisitions of royalty and stream interests, including US$25.0 million ($33.4 million) to improve its Mantos Blancos silver stream, the last payments totalling $19.6 million on the Dublin Gulch property NSR royalty (hosting the Eagle Gold project which started production in the third quarter of 2019) and a net payment of $5.0 million on the Falco Silver Stream. The Company also disbursed $25.8 million in short-term investments, including a $10.0 million loan to Falco. Proceeds on disposal of investments generated $129.9 million (mainly for the disposal of the investments in Dalradian and Victoria) (refer to section Orion Transaction for more details) and proceeds from disposal of royalty and offtake interests generated $43.2 million, mainly from the sale of the Brucejack offtake.

During the first nine months of 2018, Osisko invested $94.8 million in marketable securities, including $50.0 million for additional shares of Victoria, $18.0 million for additional shares of Osisko Mining and an additional $7.0 million for a convertible debenture with Falco, $93.0 million in royalty and stream interests, including $63.7 million to acquire a 5% NSR royalty on the Dublin Gulch property (Victoria), and $10.0 million in short-term investments for a secured senior note with Falco. Proceeds on the sale of investments generated $27.0 million, mainly from the disposal of the AuRico Metals Inc. shares to Centerra Gold Inc. for a $1.80 cash consideration per share for proceeds of $25.5 million. Exploration and evaluation activities generated $3.2 million as the Company received payments of previously claimed governmental tax credits.

Financing Activities

Third quarter of 2019

During the third quarter of 2019, cash flows used in financing activities amounted to $43.2 million compared to $7.3 million in the corresponding period of 2018.

In the third quarter of 2019, Osisko paid $71.4 million to acquire and cancel common shares held by Orion (refer to section Orion Transaction for more details). The Company also paid $6.7 million in dividends. The exercise of share options and shares issued under the share purchase plan generated $15.4 million. The Company also drew down its revolving credit facility by US$15.0 million ($19.8 million).

During the third quarter of 2018, the Company paid $7.4 million in dividends to its shareholders.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

First nine months of 2019

During the first nine months of 2019, cash flows used in financing activities amounted to $150.8 million compared to $95.5 million in the corresponding period of 2018.

During the first nine months of 2019, Osisko repaid its revolving credit facility by $30.0 million, paid $129.5 million to acquire and cancel common shares held by Orion (refer to section Orion Transaction for more details), $11.9 million under the 2018 NCIB program and $20.5 million in dividends to its shareholders. The exercise of share options and shares issued under the share purchase plan generated $21.7 million. The Company also drew down its revolving credit facility by US$15.0 million ($19.8 million).

During the first nine months of 2018, the Company repaid $51.8 million on its revolving credit facility, paid $21.4 million in dividends to its shareholders and acquired common shares under the 2017 NCIB Program for $22.0 million to acquire and cancel a total of 1,742,299 common shares at an average costs of $12.62.

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:
(in thousands of dollars, except for amounts per share)

		2019			2018			2017
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

GEOs	18,123	19,651	19,753	20,005	20,006	20,506	20,036	20,990
Cash and cash equivalents	123,702	83,589	108,497	174,265	137,188	188,631	332,617	333,705
Short-term investments	25,844	16,165	13,119	10,000	10,000	1,000	500	-
Working capital	150,845	89,668	107,328	174,596	281,858	180,605	325,206	324,101
Total assets	1,948,355	2,042,960	2,160,816	2,234,646	2,441,668	2,458,641	2,502,233	2,516,343
Total long-term debt	347,638	326,050	324,355	352,769	419,680	419,228	467,483	464,308
Equity	1,506,287	1,534,872	1,727,396	1,771,595	1,868,196	1,884,101	1,878,405	1,894,405
Revenues	109,235	131,606	100,726	115,337	111,702	137,819	125,614	109,552
Net cash flows from operating
activities	28,294	21,350	24,750	18,559	20,636	19,660	23,303	21,523
Impairment of assets,
net of income taxes	(58,952)	-	(28,600)	(123,655)	-	-	-	(65,415)
Net earnings (loss)	(45,924)	(6,547)	(26,549)	(113,882)	5,474	511	2,310	(64,348)
Basic and diluted net earnings
(loss) per share	(0.32)	(0.04)	(0.17)	(0.73)	0.04	-	0.01	(0.41)
Weighted average shares
outstanding (000’s)
- Basic	144,446	154,988	155,059	156,336	156,252	156,232	157,665	157,256
- Diluted	144,446	154,988	155,059	156,336	156,263	156,257	157,695	157,256
Share price – TSX – closing	12.31	13.65	15.01	11.97	9.80	12.45	12.44	14.52
Share price – NYSE – closing	9.30	10.44	11.24	8.78	7.59	9.47	9.67	11.56
Warrant price – TSX – closing
OR.WT	0.445	0.51	0.80	0.37	0.70	1.06	1.50	2.40
OR.WT.A(2)	n/a	n/a	n/a	0.01	0.10	0.39	0.61	1.41
Debenture price – TSX – closing(3)
OR.DB	101.75	102.90	103.00	98.99	99.00	100.25	100.00	104.50
Price of gold (average US$)	1,485	1,309	1,304	1,226	1,213	1,306	1,329	1,275
Closing exchange rate(4)
(US$/Can$)	1.3243	1.3087	1.3363	1.3642	1.2945	1.3168	1.2894	1.2713

(1)	Unless otherwise noted, financial information in Canadian dollars and prepared in accordance with IFRS.
(2)	The warrants expired unexercised on February 26, 2019.
(3)	Osisko 4% convertible debentures began trading on November 3, 2017 by tranche of nominal value of $100.00.
(4)	Bank of Canada Daily Rate.

During the third quarter of 2019, the Company repurchased 5,066,218 of its common shares from Orion for $71.4 million, paid in cash (from the sale of all common shares held by Osisko in Victoria). The Company sold its Brucejack offtake for US$41.3 million, of which US$31.2 million ($41.3 million) were received on September 30, 2019. The Company also incurred impairment charges of $48.1 million (net of income taxes) on its royalty, stream and other interests and an impairment charge of $10.8 million (net of income taxes) on a net investment in an associate.

During the second quarter of 2019, the Company repurchased 7,319,499 of its common shares from Orion for $103.2 million, paid in cash (from the sale of all of the common shares held by Osisko in Dalradian) and in the form of the transfer of investments in associates and other investments.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

During the first quarter of 2019, the Company recorded an impairment charge of $38.9 million ($28.6 million, net of income taxes) on the Renard diamond stream and fully reimbursed the outstanding amount of $30.0 million under its revolving credit facility.

During the fourth quarter of 2018, Osisko received the payment of US$118.5 million ($159.4 million) from Pretium in regards to its election to exercise its option to fully repurchase by December 31, 2018 OBL’s interest in the Brucejack gold and silver stream. The Company recorded impairment charges of $166.3 million ($123.7 million, net of income taxes) including $148.5 million on the Éléonore NSR royalty ($109.1 million, net of income taxes) and reimbursed $71.7 million on its credit facility.

During the second quarter of 2018, Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property, of which a first $48.0 million was paid in the second quarter and $14.7 million in the third quarter, and acquired common shares of Victoria for $50.0 million.

During the fourth quarter of 2017, the Company recorded an impairment charge of $89.0 million ($65.4 million, net of income taxes) on the Éléonore NSR royalty.

Outlook

Osisko’s 2019 outlook on royalty, stream and offtake interests is based on publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, for the Éléonore mine published by Newmont Goldcorp, and for the Renard mine published by Stornoway. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers, which is the case for the Mantos Blancos mine, or uses management’s best estimate.

Attributable GEOs for 2019 has been reduced from previous guidance, mainly as a result of weak diamond prices at the Renard mine and the sale of the Brucejack gold offtake. However, cash operating margins and operating cash flows are expected to be in line with guidance, as a result of strong gold prices.

Due to the sale of the Brucejack gold offtake, revenues from offtake interests will decrease considerably, about $75.0 to $80.0 million per quarter. As these offtake interests have a historical cash margin of 1%, the impact on cash flows from operating activities will not be material.

GEOs and cash margin by interest are estimated as follows for 2019:

		Original Guidance			Revised Guidance
			Mid cash	Cash		Cash	Cash
	Low	High	margin	margin		margin	margin
	(GEOs)	(GEOs)	(million $)	(%)	(GEOs)	(million $)	(%)

Royalty interests	54,700	61,100	98	99.9	53,100	97	99.7
Stream interests	28,000	31,300	33	65.5	23,100	29	67.4
Offtake interests	2,300	2,600	4	1.2	1,800	3	1.3
	85,000	95,000	135		78,000	129

For the 2019 guidance, silver, diamonds and cash royalties have been converted to GEOs using commodity prices of US$1,300 per ounce of gold, US$15.50 per ounce of silver and US$95 per carat for diamonds from the Renard mine (blended sales price) and an exchange rate (US$/C$) of 1.30.

For the 2019 revised guidance, silver, diamonds and cash royalties have been converted to GEOs using average commodity prices of US$1,380 per ounce of gold, US$16.15 per ounce of silver and US$76 per carat for diamonds from the Renard mine (blended sales price) and an exchange rate (US$/C$) of 1.32.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Corporate Update

At the annual meeting of shareholders held on May 1, 2019, each of the 8 nominees presented were elected as directors of the Company. Mrs. André Gaumond and Pierre Chenard did not stand for re-election.

On July 16, 2019, Mr. Oskar Lewnowski, Chief Investment Officer of Orion Resource Partners, has resigned from the board of directors following the completion of the Share Repurchase and Secondary Offering whereby Orion’s ownership of Osisko’s issued and outstanding common shares has been reduced from approximately 19.5% to 6.2%. As part of its acquisition of a portfolio of royalties and stream from Orion in 2017, Orion had been granted the right to appoint a nominee to Osisko’s board of directors as long as their share ownership remained above 10%.

In 2019, Osisko has reduced the size of its board of directors by 3 members, to 7 members as of July 31, 2019, which is expected to reduce annual costs by approximately $0.5 million.

Related Party Transactions

During the three and nine months ended September 30, 2019 and 2018, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of income (loss) (in thousands of dollars):

	Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	294	306	693	1,112
Business development expenses	705	997	1,871	2,911
Total amounts invoiced to associates	999	1,303	2,564	4,023

An amount of $1.4 million (including sales taxes) is receivable from associates and included in amounts receivable as at September 30, 2019 ($3.2 million as at December 31, 2018).

During the three and nine months ended September 30, 2019 and 2018, interest revenues of $0.2 million and $0.5 million, respectively, were accounted for with regards to notes receivable from associates. As at September 30, 2019, interests receivable from associates of $0.5 million are included in amounts receivable ($1.7 million as at December 31, 2018). During the three months ended March 31, 2019, interests receivable of $1.8 million from two notes issued to Falco were converted into common shares of Falco.

During the three months ended March 31, 2019, two notes receivable from Falco amounting to $20.0 million were applied against the first installment of the Falco Silver Stream. An additional secured senior note of $10.0 million was issued to Falco. The loan bears interests at a rate of 7%, compounded quarterly and the principal amount and accrued interests shall be payable on December 31, 2019.

Additional transactions with related parties are described under the sections: Proposed acquisition of Barkerville Gold Mines; Credit bid transaction - Renard diamond mine; Portfolio of Royalty, Stream and Other Interests; and Equity Investments.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Contractual Obligations and Commitments

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production				Per ounce/carat
	to be purchased				cash payment (US$)		Term of	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond	agreement

Amulsar stream(1)	4.22%	62.5%		$400	$4		40 years	Nov. 30, 2015

Amulsar offtake(2)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	Nov. 30, 2015
Back Forty stream	18.5%(3)	75%		30% spot price (max $600)	$4		Life of mine	Mar. 31, 2015

Mantos Blancos stream(4)		100%			8% spot price		Life of mine	Sep. 11, 2015

Renard stream(5)			9.6%			Lesser of 40% of sales price or $40	40 years	Jul. 8, 2014

Sasa stream(6)		100%			$5		40 years	Nov. 3, 2015

Gibraltar stream(7)		75%			$2.75		Life of mine	Mar. 3, 2017

(1)

Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered. Subject to multiple buy-down options: 50% for $34.4 million and $31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2)

Offtake percentage will increase to 84.87% if Lydian elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to OBL (less any ounces delivered pursuant to the Amulsar stream).

(3)	The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.
(4)	The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%.
(5)	The stream term shall be automatically extended beyond the initial term for successive 10-year periods. The Renard stream was amended in October 2018.
(6)	The stream term shall be automatically extended beyond initial term for successive 10-year periods. 3% or consumer price index (CPI) per ounce price escalation after 2016.
(7)

Under the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered. Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production, which represents 75% of Gibraltar mine’s production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco’s share of silver production thereafter.

Investments in royalty and stream interests

As at September 30, 2019, the Company had commitments related to its main acquisition of royalties and streams as detailed in the following table:

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project	US$10.0 million	Positive construction decision.
	(gold stream)	US$30.0 million	First drawdown on debt finance facility.

Falco Resources Ltd.	Horne 5 project	$20.0 million	Receipt of all necessary material third-party approvals,
	(silver stream)		licenses, rights of way and surface rights on the property.
		$35.0 million	Receipt of all material construction permits, positive
construction decision, and raising a minimum of
$100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been
demonstrated to be financed.
		$40.0 million	Payable with fourth installment, at sole election of Osisko,
		(optional)	to increase the silver stream to 100% of payable silver
(from 90%).

Barkerville Gold Mines Ltd.	Cariboo Gold project	$13.0 million	Osisko has the option to acquire an additional 1% NSR
	(NSR royalty)		royalty.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Long-term lease agreements

The Company is committed to minimum amounts under long-term lease agreements (including leases considered as right-of-use assets) for office space, which expire at the latest in 2029. As at September 30, 2019, minimum commitments remaining under these leases were approximately $13.3 million over the following twelve months ending September 30:

	($000’s	)

2020	1,557
2021	1,256
2022	1,256
2023	1,256
2024	1,282
2025-2030	6,741
	13,348

Foreign exchange contracts

During the nine months ended September 30, 2019, the Company entered into foreign exchange contracts (collar options) to sell US dollars and buy Canadian dollars for total nominal amounts of US$3.0 million and US$12.0 million, respectively. The contracts were put in place to protect revenues in Canadian dollars (from the sale of gold ounces received from royalty interests which are denominated in US dollars) from a stronger Canadian dollar. The fair value of the contracts is booked at each reporting period on the consolidated balance sheets. As at September 30, 2019, there were no foreign exchange contracts outstanding.

Off-balance Sheet Items

There are no significant off-balance sheet arrangements.

Outstanding Share Data

As of November 6, 2019, 143,901,369 common shares were issued and outstanding. A total of 3,807,399 share options and 5,480,000 warrants were outstanding to purchase common shares. A convertible debenture of $50.0 million with Ressources Québec entitles the holder to convert the debenture, at its option, into 2,620,545 common shares of the Company (conversion price of $19.08) at any time during the term of the debenture. Convertible senior unsecured debentures of $300.0 million are outstanding and convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted.

Subsequent Events to September 30, 2019

Dividends

On November 6, 2019, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on January 15, 2020 to shareholders of record as of the close of business on December 31, 2019.

2018 NCIB program

Between October 1, 2019 and November 6, 2019, the Company purchased for cancellation a total of 131,400 common shares under the 2018 NCIB program for $1.6 million (average acquisition price per share of $12.42).

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company’s securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko’s most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission (“SEC”) before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko’s most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

The CEO and CFO have evaluated whether there were changes to the DCP during the three and nine months ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three and nine months ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 have been prepared in accordance with the IFRS as issued by the IASB applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the adoption of a new accounting standard, which is described below.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2018, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com, except for the new accounting policy related to the adoption of IFRS 16, Leases, which is described below.

Accounting standard - IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer (“lessee”) and the supplier (“lessor”). IFRS 16 replaces IAS 17, Leases (“IAS 17”), and related interpretations. All leases result in the lessee obtaining the right to use an asset at the start of the lease and incurring a financing obligation corresponding to the lease payments to be made over time. Accordingly, for lessees, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as was required by IAS 17 and, instead, introduces a single lessee accounting model.

Applying that model, a lessee is required to recognize:

i)	assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and

ii)	amortization of lease assets separately from interest on lease liabilities in the statement of income (loss).

Management has reviewed all of the Company’s leasing arrangements in light of the requirements of IFRS 16. The standard affects primarily the accounting for the Company’s operating leases. As at December 31, 2018, the Company had non-cancellable operating lease commitments of $13.0 million. Of these commitments, approximately $0.6 million were related to short-term leases which are not recognized as a right-of-use asset and continued to be recognized on a straight-line basis as expense in the consolidated statement of income (loss).

The new standard is effective for the Company’s annual periods beginning on January 1, 2019. The Company applied the simplified transition approach and, consequently, did not restate comparative figures for 2018. Right-of-use assets for property leases were measured on transition as if the new standard had been applied since the respective leases’ commencement date but using the Company’s incremental borrowing rate of 4.79% as at January 1, 2019.

The Company recognized right-of-use assets of $9.4 million on January 1, 2019 (presented under other assets on the consolidated balance sheet), lease liabilities of $10.0 million and deferred tax assets of $0.1 million. Overall, net assets were approximately $0.4 million lower, and net current assets were $0.7 million lower due to the presentation of a portion of the lease liability as a current liability. The Company expects that the adoption of IFRS 16 will have the effect of reducing net income after tax by approximately $0.2 million for 2019 based on the leases in place on January 1, 2019. For the same period, operating cash flows will increase and financing cash flows decrease by approximately $0.7 million as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

The Company’s activities as a lessor are not material.

New accounting policy - Leases

The Company is committed to long-term lease agreements, mainly for office space. Prior to January 1, 2019, payments made under operating lease agreements were recognized in profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset (presented under non-current other assets on the consolidated balance sheet) and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Payments associated with short-term leases (12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2018, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2018 and in the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per basic share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Adjusted Earnings and Adjusted Earnings per Basic Share

“Adjusted earnings” is defined as “Net earnings (loss)” less certain items: “Foreign exchange gain (loss)”, “Impairment charges”, “Gains (losses) on disposal of exploration and evaluation assets”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018

(in thousands of dollars, except per share	$	$	$	$
amounts)

Net earnings (loss)	(45,924)	5,474	(79,020)	8,295

Adjustments:
Impairment of assets	60,800	-	99,700	-
Impairment of an investment in associate	12,500	-	12,500	-
Foreign exchange loss (gain)	(498)	153	1,145	564
Unrealized loss (gain) on investments	(1,529)	(5,781)	3,804	(1,580)
Share of loss of associates	4,146	4,139	14,688	6,558
Deferred income tax expense (recovery)	(12,001)	1,742	(21,267)	4,484

Adjusted earnings	17,494	5,727	31,550	18,321

Weighted average number of common shares outstanding (000’s)	144,446	156,252	151,570	156,711

Adjusted earnings per basic share	0.12	0.04	0.21	0.12

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold, silver, diamonds, other commodities and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the estimate of gold equivalent ounces to be received in 2019, the realization of the anticipated benefits deriving from Osisko’s investments and transactions, and Osisko’s ability to seize future opportunities. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying prope rties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties (“NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are currently governed by the SEC’s Industry Guide 7 (“Guide 7”). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of Guide 7. Osisko also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under Guide 7 and, generally, U.S. companies reporting pursuant to Guide 7 are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Guide 7. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

November 6, 2019

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Third Quarter Report

Corporate Information

Corporate Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com
Michael Spencer, Managing Director

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Bryan A. Coates, President
Françoise Bertrand	Luc Lessard, Senior Vice President, Technical Services
John Burzynski	Elif Lévesque, Vice President, Finance and Chief
Christopher C. Curfman	Financial Officer
Pierre Labbé	Joseph de la Plante, Vice President, Corporate Development
Charles E. Page	André Le Bel, Vice President, Legal Affairs and
Corporate Secretary
Frédéric Ruel, Vice President and Corporate Controller
François Vézina, Vice President, Technical Services

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Director of Mineral Resources Evaluation

Exchange listings
Toronto Stock Exchange
- Common shares:	OR
- Warrants:	OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)
- Convertible debentures:	OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange
- Common shares:	OR

Dividend Reinvestment Plan
Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents
Canada: AST Trust Company (Canada)
United States of America: American Stock Transfer & Trust Company, LLC

Auditors
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.